Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34


CORPORACIÓNMAPFRE


05005801

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 11 2005
WASH. D.C. 213 SECTION

Madrid, 9 February 2005

Dear Sirs,



Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

...de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACION MAPFRE, S.A.

☐	**Financial Institutions**	**B**
☐	**Investment Companies**	**C**
☐	**General**	**G**
☒	**Insurance Companies**	**S**

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Supplementary information	☒

DATE: 9 February 2005

HALF: 2nd 2004

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
SECOND	2004

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company: Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	**SIGNATURE:**

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

		Non-consolidated	Consolidated
I. Issuer Identification Data	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Paid	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in company name

In this fiscal year, the following companies have changed their corporate names:

Former name	New name
QUAVITAE, S.A.	MAPFRE QUAVITAE S.A.
MAPFRE USA CORPORATION	MAPFRE PRAICO CORPORATION
MAPFRE CORPORATION OF FLORIDA	MAPFRE USA CORPORATION
PUERTO RICAN AMERICAN INSURANCE COMPANY	MAPFRE PRAICO INSURANCE COMPANY
PUERTO RICAN AMERICAN LIFE INSURANCE COMPANY	MAPFRE LIFE INSURANCE COMPANY
PREFERRED RISK INSURANCE COMPANY	MAPFRE PREFERRED RISK INSURANCE COMPANY
PAN AMERICAN INSURANCE COMPANY	MAPFRE PAN AMERICAN INSURANCE COMPANY
INVERSIONES MAPFRE CHILE RE S.A.	MAPFRE CHILE REASEGUROS S.A.
SEGESYMED S.L. SOCIEDAD UNIPERSONAL	SEGESYMED S.A. SOCIEDAD UNIPERSONAL
GESMUSINI CARTERAS S.G.C. S.A. SOCIEDAD UNIPERSONAL	GESMUSINI GESTIÓN S.A. SOCIEDAD UNIPERSONAL

B) Changes in consolidation methods or procedures

1) In the present fiscal year, the following companies, which in the preceding year did not form part of the consolidation perimeter, were fully consolidated:

a) Due to acquisition in the year:

- MELIÁ TOUR (Spain)
- QUAVITAE BALEARES S.A. (Spain)
- QUAVITAE BIZI-KALIKATE S.L. (Spain)
- SERVEIS INTEGRALS PER A L´AUTONOMIA S.A. (Spain)
- ELIPSE CANARIAS S.A. (Spain)

2) Due to commencement of activity or increase in shareholdings in the present year, the following companies which in the previous fiscal year were accounted for by the equity method were fully consolidated:

- MAPFRE LIFE INSURANCE COMPANY (Puerto Rico)
- MAPFRE ASISTENCIA ORO S.A. (Spain)
- MAPFRE QUAVITAE S.A. (Spain)
- BIOINGENIERIA ARAGONESA S.L. (Spain)

3) The following companies, which in the previous year did not form part of the consolidation perimeter, were consolidated proportionally:

a) Due to acquisition in the year:

- AZUL CENTROS RESIDENCIALES S.A. (Spain)
- PROVITAE CENTROS ASISTENCIALES S.L. (Spain)

4) In fiscal year 2004, the following companies ceased to be subsidiaries or affiliates of the Group, due to the reasons indicated below:

a) Sale to MAPFRE MUTUALIDAD:

- MAPFRE USA CORPORATION (United States)
- AMSTAR INSURANCE COMPANY (United States)
- AMSTAR MANAGEMENT COMPANY (United States)
- MAP HOLDING (United States)
- M&F PREMIUM FINANCE (United States)
- MAPFRE INSURANCE COMPANY OF FLORIDA (United States)

b) Winding-up:

- SOCIEDAD CONSTRUCTORA Y DE INVERSIONES MARTÍN ZAMORA LTD. (Chile)
- COMPAÑÍA NACIONAL DE RENTAS S.A. (Chile)
- INMOBILIARIA CONDOMINIO PARQUE ZAPALLAR S.A. (Chile)
- MAPFRE SOFT AMÉRICA S.A. (Uruguay)
- ADS MAPFRE-CAJAMADRID A.I.E. (Spain)

c) Take-over by, merger with, or winding-up with overall assignment of assets and liabilities to another Group Company:

- MAPFRE FINISTERRE S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS (Spain); taken over by MAPFRE SEGUROS GENERALES.
- ORIENTE S.A. COMPAÑÍA DE SEGUROS SOCIEDAD UNIPERSONAL (Spain); taken over by MAPFRE SEGUROS GENERALES.

- CANADAN LIFE INSURANCE COMPANY (Puerto Rico); taken over by MAPFRE LIFE INSURANCE COMPANY.
- CITEREA S.L. (Spain); taken over by VIAJES MAPFRE S.A.

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	0210	7,526	0
II. Intangible Assets	0220	537	1,598
III. Deferred expenses	0230	875	926
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES.	**0240**	**8,938**	**2,524**
I. Tangible Investments	0250	0	0
II. Financial Investments	0260	108,197	4,510
III. Investments in Group Companies and Affiliates	0270	1,169,156	1,004,495
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	**0290**	**1,277,353**	**1,009,005**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**		
E) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**0320**	**0**	**0**
I. Receivables on direct insurance, reins. and coins. business (policyholders,brokers)	0330	0	0
II. Tax, corporate and other credits	0340	52,074	45,845
III. Shareholders, called capital	0350	0	0
IV.Tangible Fixed Assets	0355	254	338
V. Cash and Banks	0360	114,095	4,443
VI. Treasury Stock in Special Status	0365	0	0
VII. Other Assets Net of Provisions	0366	6,083	1,853
VIII. Accruals	0370	15	17
F) RECEIVABLES, OTHER ASSETS AND ACCRUAL ACCOUNTS	**0380**	**172,521**	**52,496**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**1,458,812**	**1,064,025**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	119,450	90,782
II. Reserves	0510	898,322	426,445
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	88,193	78,590
V. Result for the year	0530	94,438	47,732
VI. Interim dividend paid during the year	0540	-35,835	-19,972
A) CAPITAL AND RESERVES	**0550**	**1,164,568**	**623,577**
B) DEFERRED INCOME	**0590**	**115**	**115**
C) SUBORDINATED LIABILITIES	**0595**	**0**	**0**
D) TECHNICAL RESERVES	**0600**	**0**	**0**
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLDERS	**0605**	**0**	**0**
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**6,621**	**10,217**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	0630	275,000	275,000
II. Due to credit institutions	0635	0	140,373
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	0640	0	0
IV. Debts on transactions in preparation of insurance contracts	0645	0	0
V. Debts on asset repurchase agreements	0646	0	0
VI. Other liabilities	0650	4,661	6,942
VII. Accruals	0670	7,847	7,801
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**287,508**	**430,116**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**1,458,812**	**1,064,025**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	0
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims incurred, net of reinsurance (non-life)	0830	0	0
IV. Claims incurred, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (non-life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	0	0
X. Net operating expenses (life)	0875	0	0
XI. Variation in the equalisation reserve (non-life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (non-life)	0900	0	0
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (non-life)	0930	0	0
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	0	0
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	113,959	82,482
XX. Expenses from investments	0980	19,774	49,231
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**94,185**	**33,251**
XXI. Other income	1025	1,975	2,776
XXII. Other expenses	1026	11,144	10,370
XXIII. Extraordinary Results	1030	-1,142	-3,652
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**83,874**	**22,005**
XXIV. Corporate tax and others	1042	10,564	25,727
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**94,438**	**47,732**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**1200**	**0**	**0**
I. Start-up expenses	1210	17,869	9,360
II. Intangible assets	1220	168,498	80,293
III. Deferred expenses	1230	9,530	1,702
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	**1240**	**195,897**	**91,355**
I. Tangible investments	1250	638,761	527,741
II. Financial investments	1260	15,048,910	13,885,642
III. Deferred expenses	1270	261,816	251,822
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	116,471	71,287
C) INVESTMENTS	**1290**	**16,065,958**	**14,736,492**
D) CONSOLIDATED GOODWILL	**1300**	**343,791**	**456,351**
E) INVEST. ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVEST. RISK	**1310**	**361,141**	**446,101**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**1320**	**1,166,438**	**1,041,316**
I. Receivables on direct insurance, reins. and coins. business (policyholders and brokers)	1330	1,134,202	1,039,412
II. Tax, corporate and other credits	1340	193,972	180,008
III. Shareholders,called capital	1350	0	0
IV. Tangible Fixed Assets	1355	81,357	72,468
V. Cash and Banks	1360	856,370	502,662
VI. Short-term Trasury Stock	1365	0	0
VII. Other assets Net of Provisions	1366	24,988	29,095
VIII. Accruals	1370	582,314	479,094
G) RECEIVABLES, OTHER ASSETS AND ACCRUAL ACCOUNTS	**1380**	**2,873,203**	**2,302,739**
TOTAL ASSETS (A+B+C+D+E+F+G)	**1390**	**21,006,428**	**19,074,354**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	119,450	90,782
II. Parent company reserves	1510	1,100,034	596,186
III.Treasury stock for capital decrease	1515	0	0
IV. Reserves in consolidated companies	1520	677,048	606,641
V. Translation differences	1530	-372,294	-326,457
VI. Results attributable to the parent company	1540	182,942	141,288
VII. Interim dividend paid during the year	1550	-35,835	-19,972
A) CAPITAL AND RESERVES	**1560**	**1,671,345**	**1,088,468**
B) MINORITY INTERESTS	**1570**	**731,408**	**675,733**
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**	**3,055**	**3,005**
D) DEFERRED INCOME	**1590**	**13,394**	**9,358**
E) SUBORDINATED LIABILITIES	**1592**	**0**	**0**
F) TECHNICAL RESERVES	**1595**	**16,180,870**	**14,883,594**
G) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLDERS	**1600**	**361,141**	**446,101**
H) PROVISIONS FOR RISKS AND EXPENSES	**1610**	**111,510**	**111,503**
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	**1620**	**147,724**	**112,068**
I. Bond and other stock issues	1630	275,000	275,000
II. Due to credit institutions	1635	78,049	160,150
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	1640	590,586	528,477
IV. Debts on transactions in preparation of insurance contracts	1645	104,531	46,002
V. Debts on asset repurchase agreements	1646	0	0
VI. Other liabilities	1650	588,038	623,960
VII. Accruals	1670	149,777	110,935
J) DEBTS AND ACCRUED LIABILITIES	**1680**	**1,785,981**	**1,744,524**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	**1690**	**21,006,428**	**19,074,354**

V. CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	3,207,167	62%	2,745,277	62%
II. Earned premiums, net of reinsurance (life)	1810	1,934,964	38%	1,665,031	38%
A) NET EARNED PREMIUMS (I+II)	**1820**	**5,142,131**	**100%**	**4,410,308**	**100%**
III. Claims incurred, net of reinsurance (non-life)	1830	2,116,812	41%	1,826,716	41%
IV. Claims incurred, net of reinsurance (life)	1840	1,780,101	35%	1,255,134	28%
B) NET CLAIMS INCURRED (III+IV)	**1850**	**3,896,913**	**76%**	**3,081,850**	**70%**
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-32,065	-1%	-35,142	-1%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-532,173	-10%	-727,786	-17%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**1855**	**-564,238**	**-11%**	**-762,928**	**-17%**
VII. Profit sharing and returns (non-life)	1860	2,405	0%	2,274	0%
VIII. Profit sharing and returns (life)	1865	30,860	1%	23,357	1%
IX. Net operating expenses (non-life)	1870	828,253	16%	732,034	17%
X. Net operating expenses (life)	1875	126,236	2%	103,051	2%
XI. Variation in the equalisation reserve (non-life)	1880	31,707	1%	31,368	1%
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**1890**	**1,019,461**	**20%**	**892,084**	**20%**
XII. Other technical results (non-life)	1900	-43,424	-1%	-52,933	-1%
XIII. Other technical results (life)	1910	-14,805	0%	-12,576	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**1920**	**-396,710**	**-8%**	**-392,063**	**-9%**
XIV. Income from operating investments (non-life)	1930	244,439	5%	264,470	6%
XV. Income from operating investments (life)	1935	844,036	16%	704,817	16%
XVI. Expenses from operating investments (non-life)	1940	83,814	2%	90,505	2%
XVII. Expenses from operating investments (life)	1945	209,084	4%	168,603	4%
XVIII. Unrealised capital gains and losses on investments (life)	1950	18,546	0%	24,882	1%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**1960**	**417,413**	**8%**	**342,998**	**8%**
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**1965**	**313,126**	**6%**	**238,775**	**5%**
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**1966**	**104,287**	**2%**	**104,223**	**2%**
XIX. Results from investments	1970	15,048	0%	12,453	0%
XX. Translation results	1980	544	0%	213	0%
XXI. Income from companies accounted for by the equity method	1990	33,159	1%	25,122	1%
XXII. Amortisation of consolidation goodwill	2000	32,122	1%	25,600	1%
XXIII. Consolidation differences	2010	0	0%	0	0%
I) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	**2020**	**434,042**	**8%**	**355,186**	**8%**
XXIV. Other income	2025	116,316	2%	75,767	2%
XXV. Other expenses	2026	145,634	3%	97,004	2%
XXVI. Extraordinary Results	2030	-1,342	0%	-13,352	0%
J) PROFIT BEFORE TAXES (H+XXIV-XXV+/-XXVI)	**2040**	**403,382**	**8%**	**320,597**	**7%**
XXVII. Corporate tax	2042	-118,421	-2%	-92,428	-2%
K) RESULT (I+/-XXVII)	**2044**	**284,961**	**6%**	**228,169**	**5%**
+/- Results attributable to minority interests	2050	-102,019	-2%	-86,881	-2%
= RESULTS FOR THE YEAR ATTRIBUTABLE TO THE CONTROLLING COMPANY	**2060**	**182,942**	**4%**	**141,288**	**3%**

VI. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			2,085,283	1,585,270
Credit and Guarantee – Direct Insurance Spain	2115			113,870	96,822
Direct Insurance abroad	2120			1,193,444	1,135,540
Reinsurance	2125			487,465	434,190
Assistance	2130			165,361	129,807
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			4,045,423	3,381,630
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-838,256	-636,353
TOTAL NET EARNED PREMIUMS Non-Life	2150			**3,207,167**	**2,745,277**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			2,005,102	1,713,462
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-70,138	-48,431
TOTAL NET EARNED PREMIUMS Life	2195			**1,934,964**	**1,665,031**
TOTAL NET EARNED PREMIUMS	2200			**5,142,131**	**4,410,308**
Spain	2205			3,661,995	3,118,458
Foreign Subsidiaries: EU.	2210			220,245	177,602
O.E.C.D.	2215			402,902	399,019
Other Countries	2220			856,989	715,229

Thousand euros

VII. AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	37	62	14,784	11,655

VIII) BUSINESS DEVELOPMENT

♦ OPERATING REVENUES

In 2004, the total operating revenues of CORPORACION MAPFRE and its subsidiaries reached €8,138.1 million, including €254.2 million of new contributions to pension funds. The breakdown of these revenues by business line was as follows:

TOTAL REVENUES (Million euros)

	2004	2003	% Var. 04/03
INCOME FROM CONSOLIDATED SUBSIDIARIES			
Companies operating primarily in Spain			
Direct insurance premiums: Non-life	2,377.0	1,776.1	33.8%
Direct insurance premiums: Life	1,886.4	1,644.9	14.7%
Income from investments	958.2	834.0	14.9%
Real estate management and development (*)	55.2	49.2	12.2%
Other income (**)	103.5	133.8	-22.6%
Cumulative Subtotal	5,380.3	4,438.0	21.2%
Companies operating primarily abroad			
Direct insurance premiums: Non-life	1,241.7	1,204.0	3.1%
Direct insurance premiums: Life	64.6	39.8	62.3%
Accepted reinsurance premiums	1,132.6	866.4	30.7%
Assistance premiums and other income	272.4	207.7	31.2%
Income from investments	211.1	243.8	-13.4%
Other income (**)	7.2	50.8	-85.8%
Cumulative Subtotal	2,929.6	2,612.5	12.1%
Cumulative income Subtotal	8,309.9	7,050.5	17.9%
Intra-group transactions eliminated upon consolidation	-426.0	-357.5	19.2%
CONSOLIDATED INCOME SUBTOTAL	**7,883.9**	**6,693.0**	**17.8%**
CONTRIBUTIONS TO PENSIONS FUNDS	**254.2**	**223.8**	**13.6%**
TOTAL INCOME FROM OPERATIONS	**8,138.1**	**6,916.8**	**17.7%**

(*) Equity-accounted.
(**) Includes income from companies equity accounted.

Both cumulative and total consolidated income increased with respect to the previous year, the former by 17.9% (a 2.3% decrease in 2003), and total consolidated income by 17.8% (a 3.6% decrease in 2003). These positive developments were characterised by the following factors:

- Organic growth in premiums volume across most markets and business lines.
- The inclusion of MUSINI and MUSINI VIDA, companies acquired in 2003 and consolidated from the third quarter of that year.
- Transactions related to the externalisation of corporate pension commitments in Spain amounting to €113.6 million that were not carried out in 2003.

Conversely, as it happened in the previous year, the growth in revenues and premiums volumes in 2004 was adversely affected by the 9% appreciation of the euro against the US dollar.

Spain

The gross written and accepted premiums of the companies operating primarily in Spain evolved as follows:

CONSOLIDATED PREMIUMS AND CONTRIBUTIONS TO PENSION FUNDS			
	Million euros		
	2004	2003	% Var. 04/03
LIFE INSURANCE OPERATING UNIT	**1,843.1**	**1,651.4**	**11.6%**
MAPFRE VIDA	1,790.8	1,622.4	10.4%
MUSINI VIDA[1]	52.3	29.0	80.3%
GENERAL INSURANCE OPERATING UNIT	**1,021.1**	**895.9**	**14.0%**
MAPFRE SEGUROS GENERALES[2]	818.3	716.0	14.3%
MAPFRE GUANARTEME	202.8	179.9	12.7%
COMMERCIAL INSURANCE OPERATING UNIT	**1,081.9**	**596.6**	**81.3%**
MAPFRE INDUSTRIAL	544.0	444.3	22.4%
MAPFRE CAUCIÓN Y CRÉDITO	118.0	104.6	12.8%
MUSINI, S.A[1]	419.9	47.7	780.3%
MAPFRE CAJA SALUD	**317.3**	**277.1**	**14.5%**
TOTAL	**4,263.4**	**3,421.0**	**24.6%**
CONTRIBUTIONS TO PENSION FUNDS	**254.2**	**223.8**	**13.6%**

(1) 2003 figures only include the last quarter of that fiscal year.

(2) For comparative purposes the figures of MAPFRE SEGUROS GENERALES in 2003 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in the current fiscal year.

Premiums growth in the Life Insurance Operating Unit must be considered as very satisfactory given the current low interest rate environment. It is worthwhile to highlight the €113.6 million income from a new externalisation transaction.

Business growth in the General Insurance Operating Unit came primarily from multi-peril lines which recorded increases above 15%. In 2004, the 2 million insured homes and 4 million outstanding policies marks were exceeded. It is worth noting that MAPFRE GUANARTEME grew in excess of 10% in Motor Insurance.

The Commercial Insurance Operating Unit – two years after its creation and after the complete integration of MUSINI – stands out as one of the main pillars of business in Spain, with very significant increases in the Civil Liability and Engineering business lines. In fiscal year 2003 only the last quarter premiums of MUSINI S.A. were included.

Lastly, MAPFRE CAJA SALUD, which operates in a highly specialised business line, has achieved premiums growth in line with previous years.

The following table shows a breakdown of written and accepted premiums by line of business in 2003 and 2004, together with their corresponding market shares (provisional in the case of 2004):

WRITTEN AND ACCEPTED PREMIUMS	Million euros			Market Shares	
	2004	**2003**	**% Var. 04/03**	**2004**	**2003**
Motor (MAPFRE Guanarteme)	145.5	131.7	10.5%	1.3%	1.2%
Health	317.3	277.1	14.5%	8.0%	7.7%
Other - Non-Life	1,914.2	1,367.3	40.0%	17.0%	16.6%
TOTAL NON-LIFE	**2,377.0**	**1,776.1**	**33.8%**	**8.8%**	**8.6%**
Life Risk	213.1	142.5	49.5%		
Life Savings	1,559.7	1,502.4	3.8%		
Life Externalisations	113.6	---	---		
TOTAL LIFE	**1,886.4**	**1,644.9**	**14.7%**	**9.9%**	**9.5%**
TOTAL	**4,263.4**	**3,421.0**	**24.6%**	**9.3%**	**8.9%**

The breakdown of the premiums written and accepted by the most representative subsidiaries through the agents channel and the CAJA MADRID bank channel are shown in the following table:

WRITTEN AND ACCEPTED PREMIUMS	Million euros		
	2004	**2003**	**% Var. 04/03**
AGENTS CHANNEL	**3,248.2**	**2,499.0**	**30.0%**
MAPFRE VIDA(1)	953.4	829.7	14.9%
MAPFRE SEGUROS GENERALES	942.4	838.7	12.4%
MAPFRE INDUSTRIAL	512.0	413.7	23.8%
MAPFRE CAJA SALUD	302.5	265.5	13.9%
MAPFRE CAUCIÓN Y CRÉDITO	118.0	103.7	13.8%
MUSINI S.A.	419.9	47.7	---
CAJA MADRID BANK CHANNEL	**901.6**	**922.0**	**-2.2%**
MAPFRE VIDA(1)	776.1	821.7	-5.5%
MAPFRE SEGUROS GENERALES	78.7	57.2	37.6%
MAPFRE INDUSTRIAL	32.0	30.6	4.6%
MAPFRE CAJA SALUD	14.8	11.6	27.6%
MAPFRE CAUCIÓN Y CRÉDITO	0.0	0.9	---

(1) Excluding externalisations.

The following table shows the evolution of the funds managed in Life and Savings products:

MANAGED SAVINGS (Million euro)			
	2004	2003	% Var. 04/03
Technical reserves - Life insurance	**12,265.0**	**11,645.0**	**5.3%**
MAPFRE VIDA	11,679.5	11,126.0	5.0%
Other subsidiaries	585.5	519.0	12.8%
Pension Funds [1]	**1,103.2**	**927.4**	**19.0%**
MAPFRE VIDA	1,034.8	853.0	21.3%
Other subsidiaries	68.4	74.4	-8.1%
Mutual Funds	**2,680.1**	**2,373.8**	**12.9%**
MAPFRE VIDA	2,648.1	2,340.7	13.1%
Other subidiaries	32.0	33.1	-3.3%
TOTAL	**16,048.3**	**14,946.2**	**7.4%**

(1) Pension funds do not include defined benefit funds amounting to €733.7 and €704.3 million in 2004 and 2003 respectively.

International

Premiums written by Units and companies which operate primarily abroad evolved as follows:

CONSOLIDATED PREMIUMS			
	Million euros		% Var.
	2004	2003	04/03
DIRECT INSURANCE			
MAPFRE AMERICA (countries)			
Argentina	161.8	139.2	16.2%
Brazil	259.3	223.5	16.0%
Chile	95.2	79.0	20.5%
Colombia	42.2	37.1	13.7%
El Salvador	28.1	27.9	0.7%
Mexico	249.1	306.8	-18.8%
Paraguay	7.3	6.9	5.8%
Peru	22.6	21.2	6.6%
Puerto Rico	223.9	200.6	11.6%
Uruguay	8.1	6.9	17.4%
Venezuela	198.6	186.8	6.3%
Subtotal	**1,296.2**	**1,235.9**	**4.9%**
OTHER COUNTRIES			
The Philippines	10.1	7.9	27.8%
Total Direct Insurance	**1,306.3**	**1,243.8**	**5.0%**
ACCEPTED REINSURANCE	**1,132.6**	**866.4**	**30.7%**
ASSISTANCE	**189.9**	**131.3**	**44.6%**
TOTAL CUMULATIVE PREMIUMS	**2,628.8**	**2,241.5**	**17.3%**
Intra-group transactions eliminated upon consolidation	-471.5	-347.7	35.6%
TOTAL CONSOLIDATED PREMIUMS	**2,157.3**	**1,893.8**	**13.9%**

The breakdown by business line of the direct insurance premiums written by companies operating abroad is shown in the following table:

WRITTEN PREMIUMS			
	Million euros		
	2004	2003	% Var. 04/03
Motor	619.2	633.6	-2.3%
Health and accidents	181.8	150.5	20.8%
Other Non-Life	440.7	419.9	5.0%
TOTAL NON-LIFE	**1,241.7**	**1,204.0**	**3.1%**
TOTAL LIFE	**64.6**	**39.8**	**62.3%**
TOTAL	**1,306.3**	**1,243.8**	**5.0%**

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote in 2004 premiums amounting to €1,296.2 million, of which €64.6 million corresponded to Life insurance (€39.8 million in 2003) and €1,231.6 million to Non-Life insurance (€1,196.1 million in 2003). Puerto Rico, which began operating in Health insurance in 2004, Argentina and Venezuela achieved outstanding growth rates in Non-Life insurance. The other countries recorded premium volumes slightly above those achieved in 2003, with the exception of Mexico, which shows a decrease mainly due to the cancellation of group contracts in Motor insurance.

MAPFRE is among the leading Non-Life insurance groups in Latin-America where it ranked third in 2003 with a market share of approximately 5.8% of the Non-Life premiums of the countries and territories in which it operates. The following table shows a breakdown of the growth of direct insurance premiums in local currency in the various countries and the corresponding market shares:

% GROWTH OF PREMIUMS IN LOCAL CURRENCY

	2004	2003	MARKET SHARE NON LIFE (1)
Argentina	25.6%	58.3%	7.8%
Brazil	20.3%	19.7%	4.5%
Chile	16.4%	22.0%	10.5%
Colombia	13.0%	26.0%	3.7%
El Salvador	10.0%	-0.6%	n.a.
Mexico	-7.3%	14.6%	4.0%
Paraguay	8.2%	26.4%	n.a.
Peru	14.1%	-5.3%	5.8%
Puerto Rico	40.5%	7.9%	11.6%
Uruguay	27.7%	-37.8%	5.4%
Venezuela (2)	36.0%	29.5%	9.9%

(1) As of September 2004, excluding Argentina whose premiums are as of June 2004.

(2) Total Market share (Life and Non-Life)

In the accepted reinsurance business, MAPFRE RE and its subsidiaries obtained premiums amounting to €1,132.6 million in 2004 (€866.4 million in 2003), a 30.7% increase. Retained premiums were €772.1 million, equivalent to a 68.2% retention rate (66.9% in 2003). The increase in the capacity to underwrite risks of MAPFRE RE was supported by the €150 million capital increase carried out in 2004, within the framework of a long-term plan to develop this Unit. By geographical areas, 44% of accepted premiums came from Spain, 27% from rest of Europe, 17% from Latin America, 7% from North America and the balance from other geographical areas. MAPFRE REINSURANCE CORPORATION (New Jersey) recorded a volume of premiums of €87.3 million, against €74.4 million in 2003.

Total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €272.4 million, including revenues from equity accounted subsidiaries (a 31.2% increase over the previous year). The breakdown by geographical area was as follows: 25.9% from Spain; 26.1% from Latin America, 28.4% from other European countries, 13.7% from the United States and 3.1% from other areas.

MAPFRE ASIAN (The Philippines) shows an increase in premiums of 27.8% in euros, and an increase of 43.3% in local currency.

♦ MANAGEMENT RATIOS

In accordance with internationally accepted practices, the soundness of the Non-Life technical result is measured through the combined ratio, reflecting the percentage of total claims and expenses to net premiums earned. The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 94.3% in 2004, against 96.5% in the previous fiscal year. The evolution of the main management ratios of the Non-Life insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table, which provides the percentage of total expenses and claims incurred over premiums earned, before reinsurance, and the combined ratios (total expenses and claims incurred over premiums earned, net of reinsurance)

NON-LIFE MANAGEMENT RATIOS

	% GROSS EXPENSE RATIO (1)		% GROSS LOSS RATIO (2)		% COMBINED RATIO (3)	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
COMPANIES OPERATING PRIMARILY IN SPAIN						
MAPFRE SEGUROS GENERALES [4]	29.0%	30.2%	62.5%	64.0%	93.3%	95.1%
MAPFRE INDUSTRIAL	20.6%	21.1%	59.9%	60.3%	91.1%	93.0%
MAPFRE CAUCIÓN Y CRÉDITO[5]	22.8%	26.2%	56.0%	60.8%	68.0%	85.3%
MUSINI	6.8%	---	79.6%	---	77.2%	---
MAPFRE CAJA SALUD	16.9%	17.0%	82.5%	80.6%	99.4%	97.6%
MAPFRE-CAJA MADRID HOLDING	22.1%	25.1%	66.8%	65.0%	92.7%	94.7%
COMPANIES OPERATING PRIMARILY ABROAD						
MAPFRE RE	31.5%	31.5%	52.3%	55.2%	91.8%	92.5%
MAPFRE AMÉRICA	29.2%	28.9%	58.7%	59.8%	99.2%	102.2%
MAPFRE ASISTENCIA[5]	20.0%	17.1%	72.6%	74.5%	92.1%	91.3%
CORPORACION MAPFRE	**24.9%**	**26.5%**	**63.5%**	**62.6%**	**94.3%**	**96.5%**

(1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned

(2) (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.

(3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.

(4) Excluding its subsidiary MAPFRE INDUSTRIAL.

(5) Given the importance of services activities for MAPFRE CAUCIÓN Y CRÉDITO and MAPFRE ASISTENCIA, their expense ratios are adjusted to include the net other non-technical income.

♦ RESULTS

Consolidated result after tax reached €285 million (€228.2 million in 2003), a 24.9% increase. Consolidated net result attributable to CORPORACIÓN MAPFRE reached €182.9 million, a 29.4% increase. Earnings per share reached €0.81, against €0.75 in the previous year (adjusted for the impact of the rights issue). It is particularly satisfactory that profit growth allowed an increase in earnings per share, in spite of the capital increase.

Generally speaking, all Units and Subsidiaries of CORPORACIÓN MAPFRE increased considerably their profits with respect to fiscal year 2003. Profit growth at MAPFRE RE, despite the claims caused by the September hurricanes in the Caribbean and Florida, and the achievement of profits in nearly all the countries in which the subsidiaries of MAPFRE AMÉRICA operate must be noted. Profit growth also benefited from the full inclusion of MUSINI and MUSINI VIDA, which contributed a profit before taxes, minority interest and amortisation of goodwill and portfolio acquisition expenses of €35.9 million in 2004, (€9 million in 2003), excluding the €14.1 million gain obtained by MUSINI from the sale to MAPFRE VIDA of its stake in MUSINI VIDA.

The following table shows the source and composition of the result:

CONSOLIDATED RESULTS (Million euros)			
	2004	2003	% Var. 04/03
FULLY CONSOLIDATED RESULTS			
Companies operating primarily in Spain	332.7	262.7	26.6%
Companies operating primarily abroad	148.0	101.4	46.0%
Subtotal	**480.7**	**364.1**	**32.0%**
EQUITY-ACCOUNTED SUBSIDIARIES	**11.6**	**10.5**	**10.5%**
Holdings, other subsidiaries and consolidation adjustments	-44.0	-23.7	85.7%
Result before tax, minority interests and amortisation of goodwill and portfolio adquisition costs	**448.3**	**350.9**	**27.8%**
Amortisation of goodwill and portfolio acquisition costs	-44.9	-30.3	48.2%
Result before tax and minority interests	**403.4**	**320.6**	**25.8%**
Tax	-118.4	-92.4	28.1%
Result after tax	**285.0**	**228.2**	**24.9%**
Minority interest	-102.0	-86.9	17.4%
Net result after tax and minority interests	**182.9**	**141.3**	**29.4%**
Earnings per share (euros)	**0.81**	**0.75**	**8.0%**

The contribution of subsidiaries to the consolidated result varied as follows with respect to 2003:

RESULTS OF SUBSIDIARY COMPANIES (Million euros)				
	Before taxes, minorty interests, and amortisation of goodwill and portfolio acquisition costs		After taxes, minorty interests, and amortisation of goodwill and portfolio acquisition costs	
	2004	2003	2004	2003
FULLY CONSOLIDATED SUBSIDIARIES				
Companies operating primarily in Spain				
LIFE INSURANCE UNIT	**146.2**	**123.7**	**102.8**	**86.0**
MAPFRE VIDA[(1)]	128.7	117.5	91.4	81.9
MUSINI VIDA[(2)]	17.5	6.2	11.4	4.1
GENERAL INSURANCE UNIT	**97.8**	**84.2**	**57.0**	**46.8**
MAPFRE SEGUROS GENERALES[(3)]	82.6	66.2	48.0	38.3
MAPFRE GUANARTEME	22.7	21.0	16.6	14.2
COMMERCIAL INSURANCE UNIT	**79.4**	**40.3**	**56.0**	**26.1**
MAPFRE INDUSTRIAL	34.7	27.6	22.4	17.8
MAPFRE CAUCIÓN Y CRÉDITO	12.2	9.9	7.4	6.1
MUSINI[(2)]	32.5	2.8	26.2	2.2
MAPFRE CAJA SALUD	**9.3**	**14.5**	**2.0**	**7.7**
Companies operating primarily abroad				
MAPFRE AMÉRICA	**75.9**	**52.0**	**48.5**	**37.8**
MAPFRE RE	**63.7**	**42.2**	**41.1**	**29.1**
MAPFRE ASISTENCIA	**8.4**	**7.2**	**4.6**	**3.8**
EQUITY ACCOUNTED SUBSIDIARIES[(4)]				
MAPFRE INMUEBLES	9.4	9.1	5.9	5.8
GESMADRID	5.2	4.7	3.4	3.0
CAJA MADRID PENSIONES	1.6	1.3	1.0	0.8
CAJA MADRID BOLSA	2.0	1.4	1.3	0.9

(1) Includes the results of MAPFRE INVERSION and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.

(2) 2003 figures only include the fourth quarter. In 2004, the result of MUSINI includes a €14.1 million gain from the sale of its stake in MUSINI VIDA to MAPFRE VIDA (€10.6 million after taxes).

(3) Excluding internal dividends and without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit. For comparative purposes, the figures of MAPFRE SEGUROS GENERALES in 2003 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in the present fiscal year.

(4) Consolidated in proportion to the percentage of ownership in each company.

♦ INVESTMENTS AND LIQUID ASSETS

The book value of the consolidated investments and liquid assets of CORPORACIÓN MAPFRE as of 31 of December 2004 was €17,238.5 million, a 10.2% increase with respect to the previous year. The following table shows its breakdown and percentage distribution:

INVESTMENTS AND LIQUID ASSETS

	2004		2003	
	Million euros	% over total	Million euros	% over total
Investments matching Life insurance reserves				
Fixed-income investments	8,026.3	95.7%	7,531.0	94.4%
Unit-linked investments	361.1	4.3%	446.1	5.6%
Subtotal	**8,387.4**	**100%**	**7,977.1**	**100%**
Other investments				
Real estate	638.8	7.2%	527.7	6.8%
Fixed-income investments	5,977.7	75.4%	5,475.8	71.1%
Investment funds	759.1	8.5%	699.6	9.1%
Equity investments	283.4	3.2%	175.3	2.3%
Investment in group and associated companies	264.2	3.0%	255.8	3.3%
Cash and banks	856.4	9.6%	502.7	6.5%
Accepted reinsurance deposits	116.5	1.3%	71.3	0.9%
Subtotal	**8,896.1**	**100.0%**	**7,708.2**	**100%**
TOTAL	**17,283.5**		**15,685.3**	

Unrealised gains in investments grew significantly in 2004, helped by the low interest rates as of December 2004. Of these, €847 million corresponded to the portfolio matching Life insurance reserves. The breakdown and evolution of these gains is shown in the following table:

UNREALISED GAINS IN INVESTMENTS
(million euros)

	2004	**2003**	**% Var. 04/03**
Tangible Investments	317.0	269.8	17.5%
Financial investments	1,395.5	798.0	74.9%
TOTAL	1,712.5	1,067.8	60.4%

Income from investments was €1,209.7 million in 2004, a 12.7% increase with respect to the previous year. Its breakdown is shown in the following table:

INCOME FROM INVESTMENTS (million euros)			
	Non Life Account	Life Account	Non Technical Account
From tangible investments	8.8	22.3	6.8
From financial investments	220.7	774.3	63.7
Realised gains	12.7	41.4	9.1
Other [1]	2.2	6.0	41.6
TOTAL	244.4	844.0	121.2

(1) Includes profit sharing and returns from equity-accounted subsidiaries, positive translation results, value adjustments and monetary adjustment.

With respect to the previous year, income from investments evolved as follows:

INCOME FROM INVESTMENTS (million euros)			
	2004	2003	% Var. 04/03
From tangible investments	38.0	36.3	4.6%
From financial investments	1,058.7	900.2	17.6%
Realised gains	63.2	67.7	-6.7%
Other [1]	49.8	68.9	-27.7%
TOTAL	1,209.7	1,073.1	12.7%

(1) Includes profit sharing and returns from equity-accounted subsidiaries, positive translation results, value adjustments and monetary adjustment.

Investment expenses amounted to €397.5 million, a figure larger than the previous year (€350.9 million):

♦ SHAREHOLDERS' EQUITY AND RETURNS

Total consolidated equity reached € 2,402.8 million, against €1,764.2 million at the end of 2003. Its year-on-year variation sums up the positive impact from the results of subsidiaries and the €500.5 million capital increase, and the negative impact from the appreciation of the euro. Of the total equity amount detailed above, €731.4 million corresponded to the holdings of minority shareholders in subsidiaries, and €1,671.4 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share was €7.0 at year-end (€6.0 as of the end of 2003)

The following table shows the return on average shareholders' equity (ROE) of CORPORACIÓN MAPFRE and its main Units and Subsidiaries:

MAIN UNITS AND SUBSIDIARIES RETURN ON EQUITY (ROE) (1)

	2004			2003
	Average shareholders' equity	Profit	ROE % (1)	ROE % (1)
CORPORACIÓN MAPFRE	1,379.9	182.9	13.3	13.0
MAPFRE CAJA MADRID Holding	1,113.7	179.3	16.1	14.5
MAPFRE VIDA	422.1	102.8	24.4	22.1
MAPFRE SEGUROS GENERALES (2)	201.1	57.0	28.2	23.5
MAPFRE INDUSTRIAL	55.9	22.4	40.0	38.0
MAPFRE CAUCIÓN Y CRÉDITO	20.5	7.4	36.2	32.9
MUSINI S.A.	175.8	26.2	14.9	---
MAPFRE CAJA SALUD	92.1	2.0	2.2	8.8
MAPFRE AMÉRICA	506.8	48.5	9.6	7.3
MAPFRE RE	402.4	41.1	10.2	9.8
MAPFRE ASISTENCIA	66.1	4.6	7.0	6.6

(1) Net result after taxes and minority interests/ Average shareholders' equity excluding minority interests
(2) Without its subsidiary MAPFRE INDUSTRIAL.

♦ ACQUISITIONS, PROJECTS AND DISPOSALS

Direct investments

In fiscal year 2004 CORPORACIÓN MAPFRE made investments and disinvestments in group and affiliate companies for a net outlay of €163.9 million, the most significant of which were the following:

- A capital increase carried out by MAPFRE RE to support its business growth was subscribed for (€126.5 million) and shares not subscribed for by other shareholders were acquired (€16 million). As a result of these investments, CORPORACIÓN MAPFRE raised its stake in MAPFRE RE to 87.9%.
- Two capital increases of €0.7 and €6.4 million, respectively, carried out by QUAVITAE were subscribed for and shares corresponding to a 35.3% holding in the capital of this company were acquired (€13.5 million). As a consequence of these investments, CORPORACIÓN MAPFRE holds, directly and indirectly, 56.8% of the share capital of this company operating in services and residential homes for the Elderly, which was renamed MAPFRE QUAVITAE and will become part of the Assistance Operating Unit.
- A 6.7% stake was acquired in MAPFRE ASIAN (€0.4 million), raising the shareholding of CORPORACIÓN MAPFRE in this company to 99.9%.
- A 10% stake in the Italian insurance company PROGRESS ASSICURAZIONI, S.p.A. was sold to the Maltese insurance company MIDDLESEA VALLETTA LIFE (€1.7 million), thereby reducing the shareholding of CORPORACIÓN MAPFRE in PROGRESS to 39%. Furthermore, CORPORACIÓN MAPFRE subscribed for the part corresponding to its new shareholding in a €3 million capital increase carried out by PROGRESS (€1.2 million).

Investments made by subsidiaries

- Having obtained the approval from the Spanish General Directorate of Insurance and Pension Funds (DGSFP), MUSINI S.A. transferred its stake in MUSINI VIDA to MAPFRE VIDA for an amount of €100.2 million. This transaction did not have any impact on the accounts of MAPFRE VIDA, in which MUSINI VIDA is consolidated since 1.10.2003. Subsequently, MUSINI S.A. has carried out a capital reduction of €121.7 million through the amortisation of treasury stock, previously bought back from MAPFRE-CAJA MADRID HOLDING and third parties, which it financed with its cash surplus and the funds obtained from the sale referred to above. As a result, the stake of MAPFRE-CAJA MADRID HOLDING in MUSINI S.A. increased from 98.07% to 99.93%

- MAPFRE PRAICO (Puerto Rico) acquired from CORPORACIÓN INTERNACIONAL CAJA DE MADRID a 25% stake in MAPFRE LIFE for a price of €2.7 million. Subsequently, it absorbed CANADA LIFE INSURANCE COMPANY, thereby raising the shareholding of MAPFRE PRAICO in MAPFRE LIFE to 65.4%, the remaining 34.6% being owned by MAPFRE AMÉRICA VIDA, a subsidiary of MAPFRE MUTUALIDAD. MAPFRE PRAICO financed this investment with its equity.

Financing

All aforementioned investments were financed with the funds obtained from the capital increase CORPORACIÓN MAPFRE carried out in April 2004.

As of 31 of December 2004, consolidated debts with financial institutions amounted to € 78 million, against €160.2 million at the end of the previous year. These resources were complemented by the long-term funding obtained from the € 275 million bond issuance carried out in July 2001.

♦ **STAFF**

CORPORACION MAPFRE, its subsidiaries and affiliates had a payroll of 15,023 employees at the end of 2004, compared to 13,868 employees the previous year. Additional personnel have been taken on in a number of countries due to business growth.

The total staff figure breaks down between 5,926 employees in Spain and 9,097 in other countries, the largest payrolls being in Brazil (1,840), Mexico (1,242), Argentina (1,186), Venezuela (1,141), Puerto Rico (650), Colombia (632) and Chile (452).

♦ TARGETS

Following up from its targets published in previous year, CORPORACIÓN MAPFRE has defined as follows its targets for fiscal year 2005:

- In general terms, to achieve in Non-Life insurance growth rates 20% higher than those obtained by the market.
- Increase funds under management in Life insurance and long-term savings products by 10% more than the growth rate of this business line in Spain.
- Maintain a combined ratio equal to or lower than 97% in the Non-Life insurance and reinsurance business.
- Improve further the expense ratios to premiums (Non-Life insurance) and to funds under management (Life insurance and savings)
- Increase earnings per share.

- **SUBSEQUENT EVENTS**

Following the close of fiscal year 2004, CORPORACIÓN MAPFRE acquired shares equivalent to 15.2% of the share capital of MIDDLESEA INSURANCE (Malta) thereby raising its shareholding in this company to 20.7%. This transaction is part of an agreement between the MIDDLESEA GROUP and MAPFRE, by virtue of which MIDDLESEA INSURANCE will acquire the 39% shareholding in PROGRESS ASSICURAZIONI (Italy) owned by CORPORACIÓN MAPFRE. The balance of these two transactions will imply a net outlay of approximately €5 million for CORPORACIÓN MAPFRE.

♦ RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.7% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in 2004 reached total revenues of € 10,577.2 million, a 14.4% increase over the previous year, and a net consolidated profit after taxes of €549.6 million, a 23.1% increase. The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

Million euros

RESULTS OF SISTEMA MAPFRE			
	2004	2003	% Var. 04/03
NON-LIFE TECHNICAL ACCOUNT			
Gross written and accepted premiums	6,713.4	5,712.5	17.5%
Unearned premiums and claims reserve	-436.9	-303.2	44.1%
Claims	-4,226.9	-3,648.8	15.8%
Acquisition expenses	-1,012.9	-854.7	18.5%
Other technical expenses	-352.7	-374.6	-5.8%
Result, ceded and retroceded reinsurance	-283.7	-261.5	8.5%
Investment income and expenses	233.6	291.5	-19.9%
Result, Non-Life technical account	**633.9**	**561.1**	**13.0%**
LIFE TECHNICAL ACCOUNT			
Gross written and accepted premiums	2,205.4	1,876.7	17.5%
Unearned premiums and claims reserve	-25.8	-1.6	---
Claims and variation in mathematical reserves	-2,490.7	-2,117.7	17.6%
Acquisition expenses	-174.3	-154.9	12.5%
Other technical expenses	-85.8	-69.0	24.3%
Result, ceded and retroceded reinsurance	5.1	-4.9	---
Investment income and expenses	671.0	580.5	15.6%
Result, Life technical account	**104.9**	**109.1**	**-3.8%**
Result of the technical account	**738.8**	**670.2**	**10.2%**
NON TECHNICAL ACCOUNT			
Income and expenses from investments, own funds	60.5	39.3	53.9%
Amortisation of goodwill	-31.9	-29.5	8.1%
Other non-tecnical income and expenses	-26.3	-58.5	-55.0%
Extraordinary income	-1.8	-15.6	-88.5%
Result of the non-technical account	**0.6**	**-64.2**	**---**
PROFIT BEFORE TAX AND MINORITY INTERESTS	**739.4**	**606.0**	**22.0%**
Taxes	**-189.8**	**-159.6**	**18.9%**
PROFIT AFTER TAXES	**549.6**	**446.4**	**23.1%**

Non-Life Ratios	2004	2003
Gross Expense Ratio (1)	20.8%	21.1%
Gross Loss Ratio (1)	67.3%	67.5%
Combined Ratio (2)	91.5%	92.6%

(1) as a % of premiums earned.

(2) as a % of net premiums earned

Additional information

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros Per Share	Amount (thousand euros)
1. Ordinary Shares	3100	50.0	0.25	53,992
2. Preference Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

- Supplementary dividend, paid out of the results for fiscal year 2003, on 18 March 2004; shares numbered 1 to 181,564,536 collected € 0.10 gross per share.
- Interim dividend, paid out of the results for fiscal year 2004, on 19 November 2004; shares numbered 1 to 238,900,706 collected € 0.15 gross per share.




CORPORACIÓNMAPFRE

Year 2004 results



MAPFRE



London, 10 February 2005





Year 2004

- CORPORACIÓN MAPFRE and its subsidiaries had another outstanding year:
  - direct Non-life insurance premiums in Spain grew 33.8% (16.3% excluding the premiums of MUSINI S.A., which was acquired in 2003) vs. 8.9% for the market as a whole (source: ICEA);
  - third-party funds under management increased by 5.3% in Life insurance, 12.9% in mutual funds and 19% in pension funds;
  - for the first time ever, the combined ratio of MAPFRE AMÉRICA was lower than 100% and its ROE exceeded 10% (before early amortisations).
  - the premiums of MAPFRE RE went up by 30.7% and its net profit by 41.2%.



- Results exceeded targets by a wide margin:
  - all the main subsidiaries obtained Non-life combined ratios below 100%, leading the consolidated combined ratio to decrease by 2.2 percentage points to 94.3%, despite the claims caused by the September hurricanes in the Caribbean and Florida;
  - net profit reached €182,9 million, up 29.4%;
  - even taking into account the rights issue carried out in April, the ROE(1) and EPS(2) increased, reaching 13.3% and €0.81, respectively.

1) As a % of average shareholders' equity.
2) Calculated in accordance with IAS 33 (see appendix).



CORPORACIÓN MAPFRE:
Key facts of the year 2004


CORPORACIÓNMAPFRE

- CORPORACIÓN MAPFRE carried out a €500.5 million rights issue, which was fully subscribed for.

- SISTEMA MAPFRE implemented a wide-ranging restructuring of its distribution network.

- Through the acquisition of shares, CORPORACIÓN MAPFRE gained management control of QUAVITAE, the leading company in the services for the Elderly and nursing homes businesses in Spain, which was renamed MAPFRE QUAVITAE and will become part of the Assistance Operating Unit.



- The bancassurance channel recorded 35.9% growth in the retail Non-life business, while the Life bancassurance business slowed down because of the reduction in demand that affected this channel as a whole.



CORPORACIÓN MAPFRE:
Combined ratio (1)

CORPORACIÓN MAPFRE





104.2%
102.2%
101.3%
96.5%
94.3%
2000
2001
2002
2003
2004

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures relative to the Non-life Technical account



CORPORACIÓN MAPFRE:
ROE: trend (1)




9.1%
8.4%
10.1%
13.0%
13.3%
2000
2001
2002
2003
2004

1) Net result after tax and minority interests/ average shareholders' equity. As a consequence of the appreciation of the euro against the US dollar and the Latin American currencies, average shareholders' equity was reduced by €45.9 million in 2004, €82.5 million in 2003 and €223.7 million in 2002. Excluding these effects, the theoretical ROE would have been 9.2% in 2002 and 10.5% in 2003, and 12.7% in 2004



CORPORACIÓN MAPFRE:
Managed savings[1]


00-04 CARG: 16.2 %
8,809.1
10,712.6
11,936.4
14,946.2
16,048.3
2000
2001
2002
2003
2004
Mutual Funds
Pension Funds (2)
Technical Provisions (3)

1) Figures do not include funds managed by the asset management subsidiaries of CAJA MADRID.
2) Pension funds do not include 635.4, 663.8, 704.3 and 733.7 million euro in 2001, 2002, 2003 and 2004 respectively, corresponding to defined benefit funds entered into through a Life insurance contract.
3) Life technical reserves.

Million euros



CORPORACIÓN MAPFRE

CAJA MADRID: Mutual and pension funds[1]





00-04 CAGR: 7.7 %
9,853.7
10,157.2
10,036.3
11,349.8
13,254.4
2000
2001
2002
2003
2004
Mutual funds
Pension funds

1) Funds managed by the asset management subsidiaries of CAJA MADRID in which CORPORACIÓN MAPFRE holds a 30% direct shareholding.

Million euros



CORPORACIÓN MAPFRE:
Key figures

	2000	2001	2002	2003	**2004**	% 04/03
Non-Life gross written and accepted premiums	2,499.3	3,128.9	3,357.0	3,599.4	**4,397.2**	22.2%
Life gross written and accepted premiums	1,703.1	2,660.3	2,290.3	1,715.4	**2,023.5**	18.0%
Net income, group share	91.9	96.2	113.4	141.3	**182.9**	29.4%
Total assets	11,205.3	14,020.7	15,237.7	19,074.4	**21,006.4**	10.1%
Managed savings [1]	8,809.1	10,712.6	11,936.4	14,946.2	**16,048.3**	7.4%
Shareholders' equity	1,120.8	1,161.9	1,076.9	1,088.5	**1,671.3**	53.5%
Financial debt [2]	79.2	350.8	296.7	435.2	**353.0**	-18.9%
Market capitalisation (at year end)	1,228.6	1,182.0	1,403.5	2,039.0	**2,589.7**	27.0%
Shares [3]	181,564,536	181,564,536	181,564,536	181,564,536	**238,900,706**	31.6%
PER	13.4	12.3	12.4	14.4	**14.2**	-1.4%
Adjusted earnings per share [3]	0.49	0.51	0.60	0.75	**0.81**	8.0%
Dividend per share [3]	0.18	0.18	0.18	0.20	**0.25**	25.0%
Employees	10,142	11,284	12,376	13,868	**15,023**	8.3%
N/L Loss ratio [4]	74.6%	72.4%	70.5%	67.8%	**67.0%**	
N/L Expense ratio [4]	29.6%	29.8%	30.8%	28.7%	**27.3%**	
N/L Combined ratio [4]	104.2%	102.2%	101.3%	96.5%	**94.3%**	
ROE [5]	9.1%	8.4%	10.1%	13.0%	**13.3%**	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension *funds do not include defined benefit funds entered into through* Life insurance contracts amounting to 733.7, 704.3, 663.8 y 635.4 million euros in 2004, 2003, 2002 and 2001 respectively .
2) Debt increase due to the issuance of simple debentures for an amount of €275 million in July 2001.
3) The increase in the number of shares is due to the €500.5 million capital increase carried out in April 2004. Earnings and dividends per share in previous years are adjusted by a factor to reflect the rights issue, in accordance with IAS 33.
4) Net of reinsurance.
5) Net attributable profit / weighted average equity.

Million euros



Evolution of the share price - Year 2004



Annual performance:	
Corporación Mapfre	+0.3%
Ibex 35	+17.4%
DJ Stoxx Insurance	+7.9%

MAP performance with respect to:	
Ibex 35	-17.1%
DJ Stoxx Insurance	-7.6%

MAP relative performance with respect to:	
Ibex 35	-14.6%
DJ Stoxx Insurance	-7.1%


Price (euros)
Trading volume (thousand shares)
12
10
8
6
4
2
0
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
Volume CORPORACIÓN MAPFRE
CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE



Strategy

- The strategy of SISTEMA MAPFRE aims to achieve the following goals:
  - increase its competitiveness, growth potential and results as an independent insurance group;
  - consolidate its position as the leading insurer in Spain;
  - lay the grounds for a presence in direct insurance in the Western European markets;
  - strengthen its position in Latin America as one of the largest international insurers in that continent;
  - lay the grounds for a presence in direct insurance in other emerging markets with attractive growth perspectives;
  - expand its multinational focus through the Reinsurance and Assistance Operating Units;
  - improve continuously the quality and training of human resources to achieve growing levels of efficiency and personal development;
  - promote a management system focussed on improving corporate social responsibility;
  - enhance the development and contribution to society of the activities of the MAPFRE Foundations.





Year 2004 results vs. targets

- Net profit increased by 29.4% (25% excluding MUSINI and MUSINI VIDA), exceeding the target by almost 20 percentage points.
- Non-life premiums in Spain grew 33.8% (16.3% excluding MUSINI), exceeding the target.
- Excluding MUSINI VIDA, whose reserves decrease due to the payment of pensions, third-party funds under management went up by 8.7%, in line with their target.
- As it already happened in 2003, exogenous factors linked to the appreciation of the euro prevented the growth of Non-life premiums from achieving its target.



	2004	% Var. vs. 2003	Target	Var. vs. Target
Non-life direct insurance premiums: Spain	2,377.0	33.8%	> 10%	23.8%
Non-life direct insurance premiums: Abroad	1,241.7	3.1%	> 10%	-6.9%
Third-party funds under management	16,048.3	7.4%	8-10%	-0.6%
Combined ratio	94.3%	-2.2%	< 100%	5.7%
Net result	182.9	29.4%	> 10%	19.4%

Million euros



2005 targets

- Following up from its targets published in previous year, CORPORACIÓN MAPFRE has defined as follows its targets for fiscal year 2005:
  - in general terms, to achieve in Non-life insurance growth rates 20% higher than those obtained by the market.
  - increase funds under management in Life insurance and long-term savings products by 10% more than the growth rate of this business line in Spain.
  - maintain a combined ratio equal to or lower than 97% in the Non-life insurance and reinsurance business.
  - improve further the expense ratios to premiums (Non-life insurance) and to funds under management (Life insurance and savings)
  - increase earnings per share.





SISTEMA MAPFRE:
Consolidated profit and loss account

	2003	2004	% Var. 04/03
NON-LIFE TECHNICAL ACCOUNT			
Gross written and accepted premiums	5,712.5	6,713.4	17.5%
Unearned premiums and claims reserve	-303.2	-436.9	44.1%
Claims	-3,648.8	-4,226.9	15.8%
Acquisition expenses	-854.7	-1,012.9	18.5%
Other technical expenses	-374.6	-352.7	-5.8%
Result, ceded and retroceded reinsurance	-261.5	-283.7	8.5%
Investment income and expenses	291.5	233.6	-19.9%
Result, Non-Life technical account	**561.1**	**633.9**	**13.0%**
LIFE TECHNICAL ACCOUNT			
Gross written and accepted premiums	1,876.7	2,205.4	17.5%
Unearned premiums and claims reserve	-1.6	-25.8	---
Claims and variation in mathematical reserves	-2,117.7	-2,490.7	17.6%
Acquisition expenses	-154.9	-174.3	12.5%
Other technical expenses	-69.0	-85.8	24.3%
Result, ceded and retroceded reinsurance	-4.9	5.1	---
Investment income and expenses	580.5	671.0	15.6%
Result, Life technical account	**109.1**	**104.9**	**-3.8%**
Result of the technical account	**670.2**	**738.8**	**10.2%**
NON TECHNICAL ACCOUNT			
Income and expenses from investments, own funds	39.3	60.5	53.9%
Amortisation of goodwill	-29.5	-31.9	8.1%
Other non-tecnical income and expenses	-58.5	-26.3	-55.0%
Extraordinary income	-15.6	-1.8	-88.5%
Result of the non-technical account	**-64.2**	**0.6**	---
PROFIT BEFORE TAX AND MINORITY INTERESTS	**606.0**	**739.4**	**22.0%**
Taxes	-159.6	-189.8	18.9%
PROFIT AFTER TAXES	**446.4**	**549.6**	**23.1%**

Non-Life Ratios	2003	2004
Gross Expense Ratio [1]	21.1%	**20.8%**
Gross Loss Ratio [1]	67.5%	**67.3%**
Combined Ratio [2]	92.6%	**91.5%**

Million euros



1) As a % of gross premiums earned
2) As a % of net premiums earned

SISTEMA MAPFRE:
Key figures



CORPORACIÓNMAPFRE

	2000	2001	2002	2003	**2004**	% 04/03
Non-Life gross written and accepted premiums	3,981.4	4,834.8	5,295.6	5,712.5	**6,713.4**	17.5%
Life gross written and accepted premiums	1,816.2	2,796.7	2,445.6	1,876.7	**2,205.4**	17.5%
Result after tax	166.6	245.0	327.0	446.4	**549.6**	23.1%
Total assets	13,284.8	16,495.4	18,109.8	22,483.5	**24,692.8**	9.8%
Managed savings (1)	8,937.4	10,861.5	12,076.0	15,113.4	**16,233.4**	7.4%
Shareholders' equity (2)	2,044.0	2,216.5	2,204.7	2,496.0	**3,129.8**	25.4%
Financial debt	79.9	353.5	298.4	437.0	**354.8**	-18.8%
N/L Loss ratio (3)	78.3%	75.3%	72.8%	70.9%	**70.0%**	
N/L Expense ratio (3)	23.0%	23.1%	23.4%	21.7%	**21.5%**	
N/L Combined ratio (3)	101.3%	98.4%	96.2%	92.6%	**91.5%**	



1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through a Life insurance contract.
2) amounting to 733.7, 704.3, 663.8 y 635.4 million euros in 2004, 2003, 2002 and 2001 respectively.
3) Including minority interests.
4) Ratios calculated over net premiums earned.

Million euros







CORPORACIÓN MAPFRE: Consolidated profit and loss account



	2002	2003	2004	% 04/03
N/L gross premium written and accepted	3,357.0	3,599.4	4,397.2	22.2%
N/L net premiums earned	2,568.3	2,745.3	3,207.2	16.8%
Claims	-1,783.7	-1,826.7	-2,116.8	15.9%
Variation, other technical provisions	-27.3	-35.2	-32.1	-8.8%
Operating Expenses	-747.4	-734.3	-830.7	13.1%
Net other technical income	-43.0	-52.9	-43.4	-18.0%
Result, Non-Life technical account	**-33.1**	**96.2**	**184.2**	**91.5%**
Net Inv. Income, Non-life Account	232.8	174.0	160.6	-7.7%
Variation, stabilisation/equalisation reserve	-10.0	-31.4	-31.7	1.0%
Technical-Financial Result, Non-Life	**189.7**	**238.8**	**313.1**	**31.1%**
Life gross premium written and accepted	2,290.3	1,715.4	2,023.5	18.0%
Life net premiums earned	2,233.4	1,665.0	1,935.0	16.2%
Net operating expenses	-133.3	-139.0	-171.9	23.7%
U/W Result, Life	-329.8	-456.9	-549.2	20.2%
Net Life financial income	410.9	561.1	653.5	16.5%
Technical-Financial Result, Life	**81.1**	**104.2**	**104.3**	**0.1%**
Technical Result	**270.8**	**343.0**	**417.4**	**21.7%**
Goodwill amortisation	-27.5	-25.6	-32.1	23.7%
Net investment income	38.2	37.8	48.7	28.8%
Other non-tecnical items	-21.7	-21.2	-29.3	38.2%
Net extraordinary income	-0.8	-13.4	-1.3	-90.3%
Result before tax and minority shareholders	**259.0**	**320.6**	**403.4**	**25.8%**
Taxes	-67.6	-92.4	-118.4	28.1%
Result after tax	**191.4**	**228.2**	**285.0**	**24.9%**
Result attributable to minority shareholders	-78.0	-86.9	-102.0	17.4%
Net attributable profit	**113.4**	**141.3**	**182.9**	**29.4%**
Non-life Loss Ratio (1)	70.5%	67.8%	67.0%	
Non-life Expense Ratio (1)	30.8%	28.7%	27.3%	
Non-life Combined Ratio (1)	101.3%	96.5%	94.3%	
Life Expense Ratio (2)	1.6%	1.4%	1.4%	

1) Ratios calculated over net premiums earned.

2) (Net operating expenses + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves

Million euros



CORPORACIÓN MAPFRE:
Profit by business area

	2002	2003	**2004**	% 04/03
FULLY CONSOLIDATED RESULTS				
Companies operating primarily in Spain	219.2	262.7	332.7	26.6%
Companies operating primarily abroad	92.5	101.4	148.0	46.0%
Subtotal	**311.7**	**364.1**	**480.7**	**32.0%**
EQUITY-ACCOUNTED SUBSIDIARIES	**8.1**	**10.5**	**11.6**	**10.5%**
Holdings, other subsidiaries and consolidation adjustments	-23.2	-23.7	-44.0	85.7%
Result before tax, minority interests and amortisation of goodwill and portfolio acquisition costs	**296.6**	**350.9**	**448.3**	**27.8%**
Amortisation of goodwill and portfolio acquisition costs	-37.6	-30.3	-44.9	48.2%
Result before tax and minority interests	**259.0**	**320.6**	**403.4**	**25.8%**
Tax	-67.6	-92.4	-118.4	28.1%
Result after tax	**191.4**	**228.2**	**285.0**	**24.9%**
Minority interest	-78.0	-86.9	-102.0	17.4%
Net attributable result	**113.4**	**141.3**	**182.9**	**29.4%**



Million euros



CORPORACIÓN MAPFRE:
Result after tax and minority interest by quarter

4Q '03	1Q '04	2Q '04	3Q '04	4Q '04	% Var. 4Q '04 / over 4Q '03
34.0	45.2	47.1	42.8	47.8	40.6%



Million euros



CORPORACIÓN MAPFRE:
Results by company

	GROSS RESULT[1]		NET RESULT	
	2003	**2004**	2003	**2004**
FULLY CONSOLIDATED SUDSIDIARIES				
Companies operating primarily in Spain				
LIFE INSURANCE OPERATING UNIT	**123.7**	**146.2**	**86.0**	**102.8**
MAPFRE VIDA[2]	117.5	128.7	81.9	91.4
MUSINI VIDA [3]	6.2	17.5	4.1	11.4
GENERAL INSURANCE OPERATING UNIT	**84.2**	**97.8**	**46.8**	**57.0**
MAPFRE SEGUROS GENERALES[4]	66.2	82.6	38.3	48.0
MAPFRE GUANARTEME	21.0	22.7	14.2	16.6
COMMERCIAL INSURANCE OPERATING UNIT	**40.3**	**79.4**	**26.1**	**56.0**
MAPFRE INDUSTRIAL	27.6	34.7	17.8	22.4
MAPFRE CAUCIÓN Y CRÉDITO	9.9	12.2	6.1	7.4
MUSINI S.A.[3] [5]	2.8	32.5	2.2	26.2
MAPFRE CAJA SALUD	**14.5**	**9.3**	**7.7**	**2.0**
Companies operating primarily abroad				
MAPFRE AMÉRICA	**52.0**	**75.9**	**37.8**	**48.5**
MAPFRE RE	**42.2**	**63.7**	**29.1**	**41.1**
MAPFRE ASISTENCIA	**7.2**	**8.4**	**3.8**	**4.6**
OTHERS	**1.9**	**0.9**	**1.5**	**0.8**
EQUITY-ACCOUNTED SUBSIDIARIES [5]				
MAPFRE INMUEBLES	9.1	9.4	5.8	5.9
GESMADRID	4.7	5.2	3.0	3.4
CAJA MADRID PENSIONES	1.3	1.6	0.8	1.0
CAJA MADRID BOLSA	1.4	2.0	0.9	1.3

1) Before taxes, minorities and amortisation of goodwill and portfolio acquisition costs.
2) Includes the results of MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES, which are accounted for by the equity method.
3) MUSINI VIDA and MUSINI S.A. are consolidated from October 2003 onwards.
4) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Commercial Insurance Operating Unit. For comparative purposes, the figures of MAPFRE SEGUROS GENERALES in 2003 include those of its subsidiary MAPFRE FINISTERRE, which it absorbed in the current fiscal year.
5) The profit before tax of MUSINI S.A. includes €14.1million (€10.6 million after tax) from the sale of its stake in MUSINI VIDA to MAPFRE VIDA, amount that has been eliminated upon consolidation.
6) Consolidated in proportion to the percentage of ownership in each company.

Million euros




CORPORACIÓNMAPFRE

CORPORACIÓN MAPFRE:
Profit by business unit (1)

2002


REINSURANCE
9%
OTHER
3%
LIFE
27%
AMERICA
17%
ASSET
MANAGEMENT
9%
COMMERCIAL
UNIT
8%
GENERAL
INSURANCE
27%

2003


REINSURANCE
11%
OTHER
3%
LIFE
28%
AMERICA
14%
ASSET
MANAGEMENT
8%
COMMERCIAL
UNIT
10%
GENERAL
INSURANCE
26%

2004


REINSURANCE
13%
OTHER
3%
LIFE
25%
AMERICA
15%
ASSET
MANAGEMENT
7%
COMMERCIAL
UNIT
16%
GENERAL
INSURANCE
21%

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs




CORPORACIÓNMAPFRE

CORPORACIÓN MAPFRE:
Cash earnings

	2002	2003	**2004**	% 04/03
Net result, group share	113.4	141.3	**182.9**	29.4%
Depreciation	37.8	40.2	**47.0**	16.9%
Amortisation of goodwill and portfolio acquisition expenses	37.6	30.3	**44.9**	48.2%
Cash earnings	188.8	211.8	**274.8**	29.7%



1) Figures are not adjusted for taxes and minority shareholders.

Million euros



Restructuring of the distribution network: General overview

- On 1 January 2005, a wide-ranging restructuring of the distribution network of SISTEMA MAPFRE, which was renamed as the MAPFRE Network, was implemented through:
  - The unification of all MAPFRE direct distribution forces;
  - The appointment of the Managing Director of MAPFRE MUTUALIDAD as the chief executive of the MAPFRE Network;
  - The creation of 7 Regional Head Offices;
  - The increase in the number of geographical areas (sub-centres) from 22 to 40;
  - A clear distribution of responsibilities between:



    - Companies specialised in managing the business lines, product portfolio, underwriting and claims handling of their respective areas of activity; and
    - The MAPFRE Network, specialised in distributing the entire portfolio of products and services of the various MAPFRE companies and responsible for controlling and ensuring the achievement of sales targets, as well as of customer care.



Restructuring of the distribution network: Targets

- The changes implemented in the MAPFRE Network aim to:
  - adapt it to the present dimension of SISTEMA MAPFRE in Spain;
  - increase its efficiency;
  - improve customer service;
  - simplify the distribution structure;
  - allow all intermediaries to gain a comprehensive knowledge of the portfolio of products and services offered by MAPFRE in order to promote joint sales and exploit the cross selling potential.
  - enhance the professional expertise of intermediaries.

- The number of branches and agents is expected to expand substantially. In 2005, 52 new direct branches and over 200 new delegated branches will be opened.

- A new customer management software (SIRED) is being rolled out, which will help to enhance the effectiveness of the changes introduced.



Organisational chart of the MAPFRE network[1]



General Head Office of the MAPFRE Network

Operating Units

7 Regional Head Offices, each controlling:
Between 4 and 8 sub-centres
> 600,000 clients
> € 1 billion in premiums

Regional Centres

40 Sub-centres, controlling between 50 and 95 branches (direct + delegated)

404 Direct Branches

15,707 Agents and Delegates

2,196 Delegated Branches

2,915 Brokers

CAJA MADRID Network (insurance distribution)

1) The present structure comes into effect on 1 of January 2005.



MAPFRE network: Glossary

- General Head Office of the MAPFRE Network: it holds the highest executive responsibility over the distribution network. It supervises the implementation of the commercial strategy of SISTEMA MAPFRE and ensures that the network has the resources it needs to operate correctly.
- Regional Head Offices: they apply the commercial strategy and manage the resources of the Network in their catchment area. They report to the General Head Office.
- Regional Centres: they are supervised by the Operating Units and by the Regional Head Offices and help the Network with respect to technical, administrative and claims payment issues of the various business lines. They do not intervene directly in the sales process.



- Sub-centres: they supervise the implementation of the commercial strategy and the achievement of sales targets in their catchment areas. They report to the Regional Head Offices.
- Direct Branches: they are responsible for achieving the sales targets in their catchment areas and act as sales and customer service points. They report to the Sub-centres.
- Delegated Branches: they are managed by Delegated Agents and act as sales and customer service points. The remuneration of their staff, who operate on the basis of a representation contract with MAPFRE, comes solely from commissions for the sale of products and the conservation of the portfolio. They are supervised and supported by the Direct Branches.



The MAPFRE network: Glossary (ctd.)

- Agents and Delegates: they report to a Direct Branch and sell products and services in a given area. They operate on the basis of a representation contract with MAPFRE and their remuneration comes solely from commissions for the sale of products and the conservation of the portfolio.



- Brokers: they are professional salespersons who distribute products of MAPFRE and of other insurance companies. The receive support and advice primarily from 17 Direct Branches specialised in this class of intermediaries. They operate on the basis of a representation contract with MAPFRE and their remuneration comes solely from commissions for the sale of products and the conservation of the portfolio.

- CAJA MADRID Network: the branches of this network distribute insurance products of all the business lines of MAPFRE specially adapted to the distribution through a bank channel. MAPFRE has created a devoted structure that provides them with training and support whenever they may need it.



MAPFRE-CAJA MADRID HOLDING:
Key figures


CORPORACIÓNMAPFRE

	PREMIUMS				RESULTS [1]			
	2002	2003	**2004**	% 04/03	2002	2003	**2004**	% 04/03
MAPFRE VIDA	2,229.6	1,651.4	**1,843.1**	11.6%	103.1	123.7	**146.2**	18.2%
MAPFRE SEGUROS GENERALES	786.6	895.9	**1,021.1**	14.0%	76.6	84.2	**97.8**	16.2%
MAPFRE INDUSTRIAL	346.4	444.3	**544.0**	22.4%	18.6	27.6	**34.7**	25.7%
MAPFRE CAUCIÓN Y CRÉDITO	85.3	104.6	**118.0**	12.8%	7.1	9.9	**12.2**	23.2%
MUSINI S.A.	—	—	**419.9**	---	—	---	**32.5**	---
MAPFRE CAJA SALUD	246.1	277.1	**317.3**	14.5%	13.8	14.5	**9.3**	-35.9%



	2002	2003	**2004**
N/L Loss ratio [2]	67.8%	69.6%	**70.3%**
N/L Expense ratio [2]	26.1%	25.1%	**22.4%**
N/L Combined ratio [2]	93.9%	94.7%	**92.7%**

1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

Million euros



MAPFRE-CAJA MADRID HOLDING:
Sales by channel


CORPORACIÓNMAPFRE

	2003			2004		
	Agents channel	Caja Madrid channel	% Caja Madrid Channel	Agents channel	Caja Madrid channel	% Caja Madrid Channel
MAPFRE VIDA [1]	829.7	821.7	49.8%	953.4	776.1	44.9%
Life premiums - Savings	717.1	758.7	51.4%	846.2	701.0	45.3%
Life premiums - Risk	83.6	63.0	43.0%	90.7	75.1	45.3%
MUSINI VIDA [1][2]	29.0	---	---	16.5	---	---
MAPFRE SEGUROS GENERALES	838.7	57.2	6.4%	942.4	78.7	7.7%
MAPFRE CAJA SALUD	265.5	11.6	4.2%	302.5	14.8	4.7%
MAPFRE EMPRESAS	565.1	31.5	3.3%	1,049.9	32.0	3.0%
MAPFRE INDUSTRIAL	413.7	30.6	6.9%	512.0	32.0	5.9%
MAPFRE CAUCIÓN Y CRÉDITO	103.7	0.9	0.9%	118.0	0.0	---
MUSINI, S.A. [2]	47.7	---	---	419.9	---	---
TOTAL	**2,499.0**	**922.0**	**27.0%**	**3,248.2**	**901.6**	**21.7%**



1) Without externalisations.

2) Figures refer to the premiums of MUSINI VIDA and MUSINI S.A. consolidated from October 2003 onwards.

Million euros



Sales of CAJA MADRID products through MAPFRE network

	2003	**2004**	% 04/03
Mortgages	494	**901**	82.3%
Consumer loans	38	**58**	50.4%
Financing of real estate developments	106	**244**	130.4%
Other loans	49	**115**	135.7%
Car loans	114	**123**	8.0%
Leasing (assets other than vehicles)	11	**26**	132.7%
Total assets operations	811	**1,465**	80.6%
Deposits	134	**174**	29.4%
Total business volume	946	**1,639**	73.3%



Million euros



Bank Distribution Branches (ODBs).

- At the close of 2004, 215 ODBs were operating, 9 of which in direct branches and 206 in delegated branches.

- 2005 targets:
  - new ODBs will be created in 230 branches;
  - 150 ODBs will be equipped with ATMs;
  - the product portfolio will be widened;
  - sales volumes will increase.



- The target of 600 ODBs in operation will be achieved in 2006.



MAPFRE AMÉRICA:
Distribution network

- MAPFRE AMÉRICA began in 2003 an expansion plan of its distribution network, which it is carrying out by opening new direct and delegated branches.

- The goals pursued through this expansion are to:
  - increase the volume of premiums;
  - raise the loyalty of customers and the salesforce;
  - lower acquisition expenses;
  - create a support structure for the other distribution channels.



- In 2003 and 2004, 381 new branches were opened with the following breakdown:

	2002	2003	2004
Direct branches	267	325	398
Delegated branches	274	379	524
TOTAL	541	704	922

- The distribution network of MAPFRE AMÉRICA is expected to reach a total of 2,000 branches in 2008.



MAPFRE VIDA:
Growth in 2004 vs. the market




Tecnical provisions
Mutual Funds
Pension Funds (1)
5.2%
5.2%
6.5%
12.9%
12.1%
13.1%
19.0%
12.4%
21.3%
MAPFRE VIDA (Including MUSINI)
Market
MAPFRE VIDA

1) Excluding defined benefit plans

Source: ICEA, INVERCO



MAPFRE VIDA: Funds under management (1)


00-04 CAGR: 14.8%
9,084
10,956
12,208
14,724
15,803
2000
2001
2002
2003
2004
Technical provisions
Mutual and Pension funds (2)
Shareholders' equity

Million euros



1) The technical reserves of the CAJA MADRID Life business are included from 2000, and the funds managed by MUSINI VIDA from 2003.

2) Pension funds do not include defined benefit plans entered into a Life insurance contract, amounting to 733.7, 704.3, 663.8 y 635.4 million euros in 2004, 2003, 2002 and 2001 respectively.



MAPFRE VIDA:
Key facts of the year 2004

- The Life insurance and savings products market was characterised by:
  - the favourable evolution of the equity markets;
  - the decrease of interest rates to unprecedentedly low levels;
  - lower demand for Life insurance savings products in favour of other products, such as mutual funds, especially those with guaranteed returns.

- Within this market environment, MAPFRE VIDA managed to increase by 8.6% the volume of funds managed by the agents and bank channels, thanks to:



  - above-market average growth of the agents channel in technical reserves (+9.4%), mutual funds (+13.1%) and pension funds (+21.3%);
  - the performance of the bank channel, which, within a competitive environment characterised by a focus on the sale of funds, managed to renew maturing business and to increase its technical reserves.

- Overall, including the technical reserves of MUSINI VIDA, which decrease for the payment of pensions, third-party funds under managemenbt grew 7.3%.

- The volume of premiums in the Life insurance risk business (Term Life and Accidental Death) continued growing at sustained rates, particularly in the bank channel (+19.2%).



MAPFRE VIDA: Results

- Result growth over the previous year reflects:
  - the increase in funds under management in the Life insurance and savings business;
  - substantially larger profits in the Life insurance risk business.



- A new €113.6 million transaction was carried out within the framework of the pensions externalisation contract with SEPI.

- MUSINI VIDA contributed 2.8% of total premiums and 11.1% of the net profit. After the share of minority interests in MAPFRE-CAJA MADRID HOLDING, its contribution to the net profit of CORPORACIÓN MAPFRE was €5.8 million.

	2002	2003	**2004**	% 04/03
Technical Reserves	9,186.1	9,977.3	**10,626.5**	6.5%
Investment Funds	1,968.7	2,340.7	**2,648.1**	13.1%
Pension Funds (1)	679.3	853.0	**1,034.8**	21.3%
Funds under management - MAPFRE VIDA	11,834.1	13,171.0	**14,309.4**	8.6%
Funds under management - MUSINI VIDA	---	1,148.7	**1,053.0**	-8.3%
Total Fondos de terceros administrados	11,834.1	14,319.7	**15,362.4**	7.3%
Premiums written and accepted	2,229.6	1,651.4	**1,843.1**	11.6%
Gross result (2)	103.1	123.7	**146.2**	18.2%
Net result	75.9	86.0	**102.8**	19.5%
Equity	373.9	403.9	**440.3**	9.0%
Expense Ratio	1.1%	1.1%	**1.2%**	
ROE	21.0%	22.1%	**24.4%**	

1) Pension funds do not include defined benefit funds entered into a Life insurance contract amounting to 733.7, 704.3 y 663.8 million euros in 2004, 2003 and 2002, respectively.

2) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

3) (acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical provisions + average mutual funds + average pension funds).

Million euros



MAPFRE VIDA:
Breakdown of funds under management



	2002	2003	**2004**	%04/03
Regular premiums insurance	3,102.3	3,311.4	**3,556.3**	7.4%
- Agents channel	2,889.9	3,088.1	**3,325.3**	7.7%
- Bank channel	212.4	223.3	**231.0**	3.4%
Single premiums insurance	5,879.7	6,399.4	**6,778.0**	5.9%
- Agents channel	2,375.0	2,535.1	**2,846.9**	12.3%
- Bank channel	3,504.7	3,864.3	**3,931.1**	1.7%
Life insurance - Risk	78.6	102.9	**120.7**	17.3%
- Agents channel	24.5	28.3	**31.9**	12.7%
- Bank channel	54.1	74.6	**88.8**	19.0%
MUSINI VIDA	---	1,138.5	**1,049.3**	-7.8%
Total mathematical reserves	9,060.6	10,952.2	**11,504.3**	5.0%
Other reserves	125.5	173.8	**175.2**	0.8%
TECHNICAL RESERVES	9,186.1	11,126.0	**11,679.5**	5.0%
MUTUAL FUNDS	1,968.7	2,340.7	**2,648.1**	13.1%
PENSION FUNDS[1]	679.3	853.0	**1,034.8**	21.3%
- Individual system	611.0	769.8	**927.0**	20.4%
- Employers' system	68.3	83.2	**107.8**	29.6%
THIRD-PARTY FUNDS UNDER MANAGEMENT	11,834.1	14,319.7	**15,362.4**	7.3%
SHAREHOLDERS' EQUITY	373.9	403.9	**440.3**	9.0%
TOTAL FUNDS UNDER MANAGEMENT	12,208.0	14,723.6	**15,802.7**	7.3%
MUSINI S.A.:	---	535.6	**579.5**	8.2%
- Technical reserves	---	428.1	**479.1**	11.9%
- Mutual funds	---	33.1	**32.0**	-3.3%
- Pension funds	---	74.4	**68.4**	-8.1%
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	12,208.0	15,259.2	**16,382.2**	7.4%

Million euros

1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to 733.7, 704.3 y 663.8 million euros in 2004, 2003 and 2002, respectively.



MAPFRE VIDA:
Premiums breakdown



	2001	2002	**2003**	% 04/03
Regular Premiums	416.7	412.0	**461.9**	12.1%
- Agents channel	388.8	389.1	**411.6**	5.8%
- Bank channel	27.9	22.9	**50.3**	119.7%
Single Premiums	1,367.9	1,090.3	**1,097.8**	0.7%
- Agents channel	339.0	328.0	**434.6**	32.5%
- Bank channel	1,028.9	735.8	**650.7**	-11.6%
- MUSINI VIDA	---	26.5	**12.5**	-52.8%
Life premiums - Savings	1,784.6	1,502.3	**1,559.7**	3.8%
Externalisation	320.4	---	**113.6**	---
- Agents channel	240.0	---	**45.1**	---
- Bank channel	80.4	---	**32.7**	---
- MUSINI VIDA	---	---	**35.8**	---
Sub-total	2,105.0	1,502.3	**1,673.3**	11.4%
Life Premiums - Risk	124.6	149.1	**169.8**	13.9%
- Agents channel	66.5	83.6	**90.7**	8.5%
- Bank channel	58.1	63.0	**75.1**	19.2%
- MUSINI VIDA	---	2.5	**4.0**	60.0%
TOTAL PREMIUMS	2,229.6	1,651.4	**1,843.1**	11.6%
- Agents channel	1,034.3	800.7	**982.0**	22.6%
- Bank channel	1,195.3	821.7	**808.8**	-1.6%
- MUSINI VIDA	---	29.0	**52.3**	80.3%

Million euros



MAPFRE VIDA:
Breakdown of premiums by type of customer[1]



2003


Individual
20%
Group
80%

2004


Individual
22%
Group
78%

1) Excluding externalisations



MAPFRE VIDA: Year 2005 strategy

- Implement the changes derived from the creation of the MAPFRE network.

- Increase business volumes and market shares through:
  - the substantial enlargement of the number of agents who distribute MAPFRE VIDA products, as a consequence of the creation of the MAPFRE Network;
  - productivity gains in the distribution network;
  - the launch of new products;
  - a larger volume of sales through CAJA MADRID.



- Improve operating efficiency through the renewal of IT platforms, including:
  - the development of a new multichannel platform;
  - the implementation of a new database of customers.



MAPFRE SEGUROS GENERALES:
Key facts of the year 2004

- In 2004, three milestones of great importance were achieved:
  - 1 billion euros in premiums;
  - 2 million homes insured;
  - 4 million outstanding policies.

- Once again, premium volumes grew faster than the market, primarily due to the winning of new business across all lines and to a significant increase in the premiums sold through CAJA MADRID.

- The quality of customer service improved even further:
  - new products were launched, among which the 'Protected Mortgage' policy (distributed through CAJA MADRID) and the temporary disability insurance (developed jointly with MAPFRE CAJA SALUD) stand out;
  - new covers were added to existing products.

- The integration process of MAPFRE FINISTERRE and ORIENTE was concluded:
  - on 31/12/04, with retroactive effects from 01/01/04, both companies were absorbed by MAPFRE SEGUROS GENERALES;
  - the integration of the Burial insurance channel into the MAPFRE Network has begun.



MAPFRE SEGUROS GENERALES:
Comparison with the market




16.6%
12.9%
12.5%
13.9%
14.0%
10.3%
12.0%
12.6%
12.1%
11.6%
11.0%
1.9%
1999
2000
2001
2002
2003
2004
Mapfre Seguros Generales
% Market growth (Non-Life, Non-Motor)

Source: MAPFRE, ICEA



MAPFRE SEGUROS GENERALES:
Household insurance – Policies and customer loyalty




12.6%
2,000,000
1,869,118
1,726,160
9.7%
10.6%
10.1%
10.4%
1,380,793
964,543
2000
2001
2002
2003
2004
Number of policies
Cancellation ratio



MAPFRE SEGUROS GENERALES: Results

- The significant increase in net profit reflects:
  - sustained premiums growth;
  - the decrease of the claims and expense ratios;
  - a lower cession of risks to reinsurers;
  - the purchase of a stake in MAPFRE GUANARTEME from a minority shareholder carried out in 2003.



	2002	2003	**2004**	% 04/03
Life	10.4	5.4	**4.6**	-14.8%
Accidents	74.7	90.5	**96.8**	7.0%
Motor other risks	27.4	31.9	**34.6**	8.5%
Motor civil liability	87.2	99.8	**110.9**	11.1%
Burial	176.5	185.9	**202.0**	8.7%
Commercial combined	70.3	86.1	**98.5**	14.4%
Condominiums combined	72.8	86.5	**101.2**	17.0%
Household combined	235.5	276.9	**320.9**	15.9%
Industrial combined	10.4	7.5	**8.9**	18.7%
Other damages to property	8.9	10.9	**13.2**	21.1%
Pecuniary losses	---	---	**10.1**	---
Civil liability	8.7	10.8	**14.3**	32.4%
Marine hull	2.3	2.2	**2.9**	31.8%
Marine goods	1.5	1.5	**2.2**	46.7%
Premiums written and accepted	786.6	895.9	**1,021.1**	14.0%
Gross Result (1)	76.6	84.2	**97.8**	16.2%
Net result	40.3	46.8	**57.0**	21.8%
Equity	207.3	190.2	**214.0**	12.5%
Loss Ratio, Non-Life (2)	62.0%	65.7%	**64.9%**	
Expense Ratio, Non-Life (2)	30.2%	29.4%	**28.4%**	
Combined Ratio, Non-Life (2)	92.2%	95.1%	**93.3%**	
ROE	20.1%	23.5%	**28.2%**	

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

Million euros




CORPORACIÓNMAPFRE

MAPFRE SEGUROS GENERALES: Results of subsidiaries

- MAPFRE FINISTERRE, prior to being absorbed by MAPFRE SEGUROS GENERALES, incurred in restructuring expenses amounting to €5.3 million.

- Although still low in absolute terms, the claims ratio of MAPFRE GUANARTEME increased with respect to the previous year due to a number of large claims.





MAPFRE SEGUROS GENERALES: Year 2005 strategy

- Strengthen distribution by:
  - implementing the changes derived from the creation of the MAPFRE network;
  - specialising by distribution channel;
  - raising the importance of the broker channel, establishing relationships with new operators and rolling out new software applications;
  - entering into new bancassurance distribution agreements;
  - launching a distribution structure, products and services specifically designed around the needs of foreign residents in Spain;
  - developing the MAPFRE FINISTERRE network through:
    - the sale of products not related with Burial insurance;
    - the complete integration into the MAPFRE network.



- Increase customer loyalty by:
  - introducing new products and services;
  - increasing the number of products/covers per client;
  - segmenting the product portfolio to fit different customer profiles;
  - improving the services offered over the Internet.



COMMERCIAL INSURANCE OPERATING UNIT: Key facts of the year 2004

- A new operating structure was introduced through the creation of three divisions:
  - Industrial risks;
  - Large risks;
  - Credit and surety.

- Common services were unified.



- The results of the year were excellent:
  - premiums grew 81.3% (20.6% not including MUSINI), mainly due to the winning of new business;
  - net profit increased by 114.3% (24.6% not including MUSINI), on the back of larger business volumes and a significant improvement in the technical result.

- The year was characterised by tougher competition and decreasing rates across most of the business lines in which the Unit operates.



COMMERCIAL INSURANCE OPERATING UNIT: MAPFRE CAUCIÓN Y CRÉDITO


CORPORACIÓN**MAPFRE**

- Profit growth reflects:
  - the increase in the volume of premiums;
  - a reduction in the claims ratio, helped by larger loan recoveries in Spain;
  - cost containment;
  - significantly larger commissions received from reinsurers, due to the low claims ratio of ceded business.



- Foreign subsidiaries, which greatly increased premium issuance and reduced their claims ratio, contributed considerably to the overall profit growth.

	2002	2003	**2004**	% 04/03
Premiums written and accepted	85.3	104.6	**118.0**	12.8%
Gross result [1]	7.1	9.9	**12.2**	23.2%
Net result	4.6	6.1	**7.4**	21.3%
Equity	18.0	19.1	**21.8**	14.1%
Loss Ratio, Non-Life [2]	85.3%	74.2%	**72.5%**	
Expense Ratio, Non-Life [2]	35.0%	27.6%	**11.4%**	
Net Other Non-Technical Income Non-Life [2] [3]	-18.2%	-16.5%	**-15.9%**	
Combined Ratio, Non-Life [2]	102.1%	85.3%	**68.0%**	
ROE	25.9%	32.9%	**36.2%**	

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

3) Given the importance of services activities for this subsidiary, its expense ratio is adjusted to include the net other non-technical income

Million euros





COMMERCIAL INSURANCE OPERATING UNIT: MAPFRE INDUSTRIAL

CORPORACIÓNMAPFRE

- Profits increase due to:
  - sustained premiums growth, primarily in the Engineering and Civil Liability branches;
  - a lower cession of risks to reinsurers;
  - the significant reduction in the expense ratio, partly because of the larger commissions received from reinsurers on account of the low claims ratio of ceded business.



	2002	2003	**2004**	% 04/03
Premiums written and accepted	346.4	444.3	**544.0**	22.4%
Gross result (1)	18.6	27.6	**34.7**	25.7%
Net result	12.1	17.8	**22.4**	25.8%
Equity	42.0	51.6	**60.2**	16.7%
Loss Ratio, Non-Life (2)	71.8%	71.4%	**73.3%**	
Expense Ratio, Non-Life (2)	21.4%	21.6%	**17.8%**	
Combined Ratio, Non-Life (2)	93.2%	93.0%	**91.1%**	
ROE	29.2%	38.0%	**40.0%**	

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

Million euros





COMMERCIAL INSURANCE OPERATING UNIT: MUSINI S.A.

- Profit grows over the previous year due to:
  - a lower cession of risks to reinsurers;
  - the reduction of Non-life insurance claims;
  - the release of a €5.6 million provision set aside to cover potential contingencies whose final outcome was favourable to the company;
  - a non-recurring €14.1 million gain (€10.6 million after taxes) from the sale of MUSINI VIDA to MAPFRE VIDA.



- MUSINI contributed €4.1 million to the net profit of CORPORACIÓN MAPFRE, after consolidation adjustments, minority interests and goodwill amortisation.

	2004
Premiums written and accepted	419.9
- of which Life	62.8
Technical result: Non Life	11.0
Technical result: Life	-5.4
Gross result [1]	32.5
Net result	26.2
Equity	154.7
Loss Ratio, Non-Life	88.8%
Expense Ratio, Non-Life	-11.6%
Combined Ratio, Non-Life	77.2%
ROE	14.9%

The figures contained in this table have been taken from consolidated accounts of MUSINI S.A. Figures do not include any adjustment relating to any potential future changes in the legal structure of the Commercial Insurance Unit

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

Million euros



COMMERCIAL INSURANCE OPERATING UNIT: Year 2005 strategy

- Complete the corporate restructuring process:
  - transfer of the MUSINI Accidents and Life portfolios to MAPFRE SEGUROS GENERALES and MAPFRE VIDA, respectively;
  - merger between MUSINI and MAPFRE INDUSTRIAL and contribution of MAPFRE CAUCIÓN Y CRÉDITO to the resulting company;
  - redistribution of equity.
- Implement the changes derived from the creation of the MAPFRE network.
- Expand abroad by:
  - Large risks division:
    - creating specialised centres in Latin America and Portugal;
    - opening offices in France, Germany and the United Kingdom;
    - entering into bilateral agreements with insurers in countries in which SISTEMA MAPFRE does not operate.
  - Mapfre América Caución y Crédito: developing the Surety business in Colombia y Mexico.
- Competition and commercial pressures in the market are expected to continue in 2005.



MAPFRE CAJA SALUD:
Key facts of the year 2004

- In 2004, the Health insurance market in Spain was characterised by:
  - stronger competition and lower rates in the group business;
  - a generalised increase in the claims ratio.

- Once again, MAPFRE CAJA SALUD grew above the market average, further raising its share, mainly because of growth in the group segment due to the winning of new business.



- New divisions of significant importance for business growth and efficiency were created:
  - The Portfolio Conservation Department, whose goal is to increase customer loyalty;
  - The Own Medical Centres Area, which aims to improve the quality and reduce the cost of medical services offered to customers and to increase sales effectiveness in the catchment area of each centre. A new centre was opened in Tenerife in 2004;
  - The Medical Expenses Area, which focuses on containing the claims ratio by monitoring and controlling medical expenses.





MAPFRE CAJA SALUD: Results

- Net profit decreases with respect to the previous year, as a result of:
  - an increase in the loss ratio, especially in Health Assistance insurance.
  - the early amortisation of a €3.0 million goodwill, corresponding to a portfolio whose returns have not matched the levels forecast upon its acquisition.



	2002	2003	**2004**	% 04/03
Premiums written and accepted	246.1	277.1	**317.3**	14.5%
- Agents network[1]	237.2	265.5	**302.5**	13.9%
- Bank network	8.9	11.6	**14.8**	27.6%
Gross result [2]	13.8	14.5	**9.3**	-35.9%
Net result	7.1	7.7	**2.0**	-74.0%
Equity	83.4	91.1	**93.1**	2.2%
Loss Ratio, Non-Life [3]	80.4%	80.6%	**82.5%**	
Expense Ratio, Non-Life [3]	17.0%	17.0%	**16.9%**	
Combined Ratio, Non-Life [3]	97.4%	97.6%	**99.4%**	
ROE	8.8%	8.8%	**2.2%**	

1) Including brokers.

2) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

3) Ratios as a % of net premiums earned.

Million euros



MAPFRE CAJA SALUD:
Year 2005 strategy

- Improve sales effectiveness by:
  - implementing the changes derived from the creation of the MAPFRE network;
  - equipping the distribution network with new tools to improve customer management and sales focus;
  - distributing the services provided by the medical centres through the MAPFRE Network;
  - introducing modular products that enable customers to select the best combination of health covers for their needs;
  - launching new products, such as the "Seguro Protección 500" for the self-employed.

- Compensate for the impact of the sector-wide increase in the claims ratio by:
  - applying new risk selection and claims control tools;
  - containing medical expenses;
  - increasing the degree of automation of administrative tasks.

- In 2005, new medical centres will be opened in Madrid and Palma de Mallorca.



MAPFRE AMÉRICA:
Evolution of the Non-life combined ratio



2000	2001	2002	2003	2004
108.1%	105.8%	112.5%	102.2%	99.2%



MAPFRE AMÉRICA:
Key facts of the year 2004

- For the first time ever, the combined ratio was lower than 100% and the ROE exceeded 10% (before early amortisations).

- During fiscal year 2004, the network expansion plan continued through the opening of 218 new branches, 73 of which are direct and 145 delegated.

- Premiums in local currency grew significantly in most subsidiaries, reflecting:



  - the economic recovery in some countries;
  - the widening of the distribution network; and
  - the excellent brand image of MAPFRE in their respective markets.

- MAPFRE AMÉRICA received from its subsidiaries LA CENTROAMERICANA, MAPFRE PRAICO and MAPFRE LA SEGURIDAD dividends totalling €19.5 milion.



MAPFRE AMÉRICA:
Evolution of the share of the Latin American Non-life market




3.9%
4.2%
4.5%
5.2%
5.8%
1999
2000
2001
2002
2003

Source: Fundación MAPFRE Estudios. The figures correspond to the countries in which MAPFRE AMÉRICA operates.





MAPFRE AMÉRICA:
Share of the Non-life insurance market by country as of September 2004

COMPANY	COUNTRY	MARKET SHARE
MAPFRE ARGENTINA [1]	Argentina	7.8%
VERA CRUZ SEGURADORA	Brazil	4.5%
MAPFRE CHILE SEGUROS	Chile	10.5%
MAPFRE COLOMBIA	Colombia	3.7%
SEGUROS TEPEYAC	Mexico	4.0%
MAPFRE PERU	Peru	5.8%
MAPFRE PRAICO	Puerto Rico	11.6%
MAPFRE URUGUAY	Uruguay	5.4%
LA SEGURIDAD [2]	Venezuela	9.9%



1) Figures for MAPFRE ARGENTINA are as of June 2004, being this the end of fiscal year in that country.
2) Total market share (Life and Non-life)

Source: Fundación MAPFRE Estudios.



MAPFRE AMÉRICA:
Results



CORPORACIÓNMAPFRE

- The net result grew strongly, reflecting:
  - the increase in business volumes;
  - the achievement of a positive technical result.
- €9.9 million of goodwill was amortised early.



	2002	2003	**2004**	% 04/03
Premiums written and accepted	1,341.1	1,235.9	**1,296.2**	4.9%
Gross result (1)	56.3	52.0	**75.9**	46.0%
Net result	26.5	37.8	**48.5**	28.3%
Equity	535.0	500.7	**513.0**	2.5%
Loss Ratio, Non-Life (2)	76.8%	69.3%	**65.9%**	
Expense Ratio, Non-Life (2)	35.7%	32.9%	**33.3%**	
Combined Ratio, Non-Life (2)	112.5%	102.2%	**99.2%**	
ROE	4.8%	7.3%	**9.6%**	

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

Million euros



MAPFRE AMÉRICA:
Premiums and profits by country


CORPORACIÓNMAPFRE

COMPANY	PREMIUMS					RESULTS [1]				
					Local Currency					Local Currency
	2002	2003	**2004**	% 04/03	% 04/03	2002	2003	**2004**	% 04/03	% 04/03
MAPFRE ARGENTINA	94.1	139.2	**161.8**	16.2%	25.6%	-2.3	3.4	**5.6**	64.7%	77.0%
MAPFRE VERA CRUZ (BRAZIL)	236.0	223.5	**259.3**	16.0%	20.3%	6.0	8.2	**9.6**	17.1%	21.7%
MAPFRE S.G. COLOMBIA	40.6	37.1	**42.2**	13.7%	13.0%	2.1	2.1	**2.5**	19.0%	16.8%
MAPFRE S.G. CHILE	75.1	79.0	**95.2**	20.5%	16.4%	1.5	2.7	**4.2**	55.6%	52.2%
LA CENTRO AMERICANA (EL SALVADOR)	33.6	27.9	**28.1**	0.7%	10.0%	1.8	1.8	**1.8**	0.0%	8.9%
MAPFRE TEPEYAC (MEXICO)	352.8	306.8	**249.1**	-18.8%	-7.3%	13.9	6.3	**8.9**	41.3%	61.8%
MAPFRE PARAGUAY	7.3	6.9	**7.3**	5.8%	8.2%	0.2	0.4	**0.5**	25.0%	24.2%
MAPFRE PERU	26.6	21.2	**22.6**	6.6%	14.1%	-5.2	0.3	**0.4**	33.3%	35.1%
MAPFRE USA (PUERTO RICO)	222.1	200.6	**223.9**	11.6%	40.5%	15.5	17.3	**24.1**	39.3%	53.9%
MAPFRE URUGUAY	13.4	6.9	**8.1**	17.4%	27.7%	-1.9	0.3	**-1.2**	---	---
MAPFRE LA SEGURIDAD (VENEZUELA)	239.5	186.8	**198.6**	6.3%	36.0%	30.2	18.9	**23.4**	23.8%	58.2%



1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

Million euros



MAPFRE AMÉRICA:
Management ratios for the main subsidiaries



	Loss ratio				Expense ratio			
	2002	2003	**2004**	Var. 04/03	2002	2003	**2004**	Var. 04/03
MAPFRE ARGENTINA	178.6%	62.5%	**65.4%**	2.9	41.6%	34.3%	**34.9%**	0.6
MAPFRE VERA CRUZ (BRAZIL)	64.8%	65.2%	**63.2%**	-1.9	41.9%	40.1%	**42.5%**	2.4
MAPFRE S.G. CHILE	73.8%	61.8%	**56.0%**	-5.7	25.4%	34.1%	**35.2%**	1.1
MAPFRE S.G. COLOMBIA	51.5%	54.9%	**57.2%**	2.3	51.3%	44.6%	**45.4%**	0.8
LA CENTRO AMERICANA (EL SALVADOR)	65.6%	68.3%	**66.3%**	-2.0	34.3%	31.2%	**33.6%**	2.5
MAPFRE TEPEYAC (MEXICO)	63.7%	67.6%	**61.3%**	-6.3	36.8%	36.0%	**39.3%**	3.3
MAPFRE PARAGUAY	78.9%	64.2%	**61.0%**	-3.2	34.1%	32.0%	**35.5%**	3.5
MAPFRE PERU	86.6%	61.3%	**55.7%**	-5.6	42.6%	44.8%	**47.9%**	3.1
MAPFRE USA (PUERTO RICO)	61.4%	53.8%	**57.8%**	4.0	42.2%	38.6%	**36.5%**	-2.1
MAPFRE URUGUAY	63.7%	54.3%	**62.3%**	8.0	91.2%	54.6%	**47.9%**	-6.7
MAPFRE LA SEGURIDAD (VENEZUELA)	80.7%	81.7%	**74.8%**	-6.9	28.8%	27.1%	**27.4%**	0.3

Subsidiaries' management ratios (expenses are classified by type)

Expense ratio: Total net management expenses / Net written premiums = (Total administrative expenses + Total acquisition expenses - Reinsurance commissions and participations) / (Gross premiums written - Ceded reinsurance premiums)

Loss ratio: Net claims / Net premiums earned = (Total incurred claims - Claims paid by reinsurers +/- Variation in claims reserve ceded to reinsurers) / (Gross premiums earned - Premiums ceded to reinsurers +/- Unearned premiums reserve ceded to reinsurers)




CORPORACIÓNMAPFRE

MAPFRE AMÉRICA:
Key non-recurring items of the year 2004 by country

- **Brazil**:
  - Profit before taxes, minorities and amortisation of goodwill and portfolio acquisition costs includes €1.4 million corresponding to the release of surplus tax reserves.

- **Mexico**:
  - Premiums written by MAPFRE TEPEYAC decline with respect to the previous year, mainly due to the cancellation of group contracts in Motor insurance.



- **Paraguay**:
  - The net impact in the accounts of MAPFRE PARAGUAY of the claim caused by the fire in a shopping mall in the month of August was €0.2 million.



MAPFRE AMÉRICA:
Key non-recurring items of the year 2004 by country

- **Puerto Rico:**

  - The results of MAPFRE PRAICO include:

    - the claims caused by the hurricanes, which could be absorbed without any significant impact;
    - the early amortisation of the goodwill arisen upon the acquisition of CANADA LIFE INSURANCE COMPANY;
    - a €1.7 million gain from the sale of MAPFRE USA to MAPFRE MUTUALIDAD.



  - In the last quarter, MAPFRE LIFE (formerly PRAICO LIFE) absorbed CANADA LIFE INSURANCE CO. As a consequence of this transaction, and of the subscription of a USD 4 million (€3 million) capital increase, MAPFRE PRAICO raised its shareholding in MAPFRE LIFE to 65.4%, the rest being owned by MAPFRE AMÉRICA VIDA. MAPFRE LIFE operates in Health and Life insurance.

- **Uruguay:**

  - MAPFRE URUGUAY sold its entire fixed income portfolio, recording a realisation loss of €0.4 million, and was negatively affected by the appreciation of the peso against the US dollar.



MAPFRE AMERICA:
Year 2005 strategy

- Increase sales volumes by:
  - widening the direct distribution network, by opening over 300 new branches, and increasing its loyalty;
  - entering into new distribution agreements with banks;
  - introducing new services for customers and agents;
  - rolling out new CRM software tools.

- Continue improving the combined ratio by:
  - revising tariffs and pruning the portfolio;
  - improving claims handling and payment processes;
  - controlling and reducing expenses;
  - implementing new standardised software tools for the analysis of technical and management information.



- Analyse external growth opportunities through:
  - strategic alliances;
  - potential acquisitions of portfolios or companies;
  - the creation of new companies.



MAPFRE RE:
Key facts of the year 2004

- Premium volumes grew significantly due primarily to the winning of new business, raising the market share.

- The results for the year were excellent, making it possible to absorb the substantial increase in claims incurred, among which those caused by the September hurricanes in the Caribbean and Florida and the Songda typhoon, which amounted to €25.8 and €7.7 million, respectively, stand out.



- North American subsidiary MAPFRE REINSURANCE CORP. recorded a €1.4 million net profit, despite the impact of catastrophe claims.

- Ratings stayed among the strongest in the reinsurance market:
  - ‘A+/positive outlook’ by A.M. Best;
  - ‘AA-/stable outlook’ by Standard & Poor’s.

- A €150 million capital increase was carried out to support organic growth and another €50 million increase, to be carried out in the first quarter of 2005, was approved



MAPFRE RE:
Results

- The net result increased strongly, due to:
  - significant premiums growth;
  - greater retention;
  - a stable claims ratio, despite the larger volume of catastrophe claims;
  - cost containment, stemming from productivity gains.



- The tax rate was higher, reflecting:
  - the early amortisation of a €1.1 million goodwill corresponding to inactive companies;
  - Lower tax deductions in some foreign subsidiaries.

	2002	2003	**2004**	% 04/03
Premiums written and accepted	760.1	866.4	**1,132.6**	30.7%
- of which Life	24.0	30.7	**72.4**	135.8%
Var. In the stabilisation reserve	8.2	24.7	**15.2**	-38.4%
Gross result [1]	30.9	42.2	**63.7**	50.9%
Net result	22.7	29.1	**41.1**	41.2%
Equity	267.0	325.6	**479.2**	47.2%
Loss Ratio, Non-Life [2]	60.9%	58.4%	**58.5%**	
Expense Ratio, Non-Life [2]	37.4%	34.1%	**33.3%**	
- Acquisition expenses	35.0%	32.6%	**32.0%**	
- Administration expenses	2.4%	1.5%	**1.3%**	
Combined Ratio, Non-Life [2]	98.3%	92.5%	**91.8%**	
ROE	8.5%	9.8%	**10.2%**	

1) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.

2) Ratios as a % of net premiums earned.

Million euros





MAPFRE RE:
Result of the January 2005 renewal campaign

- Business volumes are expected to grow between 15 and 20%, due to the winning of new business coming primarily from European and Latin American ceding companies outside SISTEMA MAPFRE.

- The renewal campaign was characterised by the following:
  - rates were stable or decreased moderately, remaining at sufficient levels;
  - terms and conditions did not vary significantly;
  - ceding companies increased their retention.





MAPFRE RE:
Year 2005 strategy

- Increase business volumes in selected markets and business lines, without changing the present business focus, underwriting policy and portfolio structure.

- Implement new software applications for underwriting and the measurement of capitalisation and return levels.





MAPFRE ASISTENCIA:
Key facts of the year 2004

- The development of the services for the Elderly business has begun:
  - MAPFRE ASISTENCIA ORO commenced operations and opened its first nursing home in Oviedo;
  - CORPORACIÓN MAPFRE, through the acquisition of shares, gained management control of QUAVITAE, the leading company in the services for the Elderly sector in Spain. The shareholding in this company, which was renamed MAPFRE QUAVITAE, will be transferred to the Assistance Operating Unit during 2005.
- New products were launched: mechanical guarantee, pecuniary losses and legal defence.
- The travel agency and tourism business continued its expansion:
  - VIAJES MAPFRE opened new branches in Spain and abroad and acquired travel agencies VIAJES KOALA and VIAJES NORDA;
  - MAPFRE ASISTENCIA entered into an agreement with hotel group SOL MELIÁ, through which it acquired 50% of the share capital and took on the management of MELIATOUR, the tour operator of that group.
- Business activities in China started through the creation of ROAD CHINA.



MAPFRE ASISTENCIA
Results

- The increase in business volumes reflects growth in the European activities, among which travel insurance in Spain and the new pecuniary losses business stand out, which compensated for the decrease recorded in Latin America due to the appreciation of the euro and the cancellation of a number of contracts.



- The variations in the loss and expense ratios stem from the comparatively lower loss levels and higher acquisition costs, which characterise both the acquired companies and the new business lines.

- Net profit grew 21.1%, despite larger goodwill amortisation charges and interest expenses, thanks to the increase in results in most countries.

	2002	2003	**2004**	% 04/03
Total Income	206.0	238.4	**311.7**	30.7%
- Premiums written and accepted	127.5	131.3	**189.9**	44.6%
- Other income	78.5	107.1	**121.8**	13.7%
Gross result (1)	5.3	7.2	**8.4**	16.7%
Net result	3.8	3.8	**4.6**	21.1%
Equity	48.7	65.9	**66.3**	0.6%
Loss Ratio, Non-Life (2)	77.3%	76.5%	**74.4%**	
Expense Ratio, Non-Life (2)	11.0%	14.1%	**17.2%**	
Net Other Non-Technical Income, Non-Life (2)	1.9%	0.7%	**0.5%**	
Combined Ratio, Non-Life (2)	90.2%	91.3%	**92.1%**	
ROE	7.6%	6.6%	**7.0%**	

1) Includes revenues from travel agency sales.
2) Before taxes, minority interest and amortisation of goodwill and portfolio acquisition costs.
3) Ratios as a % of net premiums earned.
4) Given the importance of services activities for this subsidiary, its expense ratio is adjusted to include the net other non-technical income

Million euros



MAPFRE ASISTENCIA:
Year 2005 strategy

- Carry out a reorganisation of the operating structure through the creation of three divisions:
  - Insurance and services;
  - Elderly;
  - Tourism.



- Develop the distribution network by:
  - implementing the changes derived from the creation of the MAPFRE network;
  - increasing the volume of sales through brokers;
  - rolling out a new IT platform for multichannel distribution;
  - expanding the direct salesforce in Europe.
- Establish a direct presence in Algeria, Egypt and Poland.
- Analyse external growth opportunities through:
  - strategic alliances;
  - possible acquisitions.
- Launch the retail travel portal www.viajesmapfre.com.



MAPFRE ASISTENCIA:
Strategy for the Elderly Division in 2005

- The Elderly Division will be created through:
  - the transfer to MAPFRE ASISTENCIA of CORPORACIÓN MAPFRE's shareholding in MAPFRE QUAVITAE, which will become the main company in this business unit;
  - The absorption of MAPFRE ASISTENCIA ORO by MAPFRE QUAVITAE.

- The development plan for this division will be based on:
  - the widening of the product portfolio and the opening of new nursing homes;
  - the distribution of products and services through the MAPFRE and CAJA MADRID networks;
  - the reassessment of the capital structure, through a capital increase, the reduction of debt levels and a partial replacement of existing debt with long-term mortgage loans.









CORPORACIÓN MAPFRE: Consolidated quarterly results

NET RESULT BY QUARTER (million)

QUARTER	2001	2002	2003	2004
FIRST	25.8	28.5	34.1	45.2
SECOND	28.1	32.9	38.6	47.1
THIRD	17.4	28.0	34.5	42.8
FOURTH	24.9	24.0	34.0	47.9
TOTAL	**96.2**	**113.4**	**141.3**	**182.9**



EPS BY QUARTER (1)

QUARTER	2001	2002	2003	2004
FIRST	0.14	0.15	0.18	0.20
SECOND	0.15	0.17	0.20	0.21
THIRD	0.09	0.15	0.18	0.19
FOURTH	0.13	0.13	0.18	0.21
TOTAL	**0.51**	**0.60**	**0.75**	**0.81**

QUARTERLY EPS


FIRST
SECOND
THIRD
FOURTH
TOTAL
2001
2002
2003
2004

(1) EPS in previous years have been adjusted in accordance with IAS 33, to take into account the rights issue carried out in April 2004. See next page.

Figures in euros



CORPORACIÓN MAPFRE:
Calculation of adjustment factor (1)

Outstanding ordinary shares as at 31 Dec 2003	181,564,536
New shares created through the rights issue	57,336,170
Outstanding ordinary shares as at 31 Dec 2004	238,900,706
Terms:	6 new shares per 19
Issue price (euros):	8.73
Last day to exercise rights:	8 April 2004

PA: Fair value of one ordinary share immediately prior to exercise on 8 April 2004	10.47
PE: Issue price (euros)	8.73
N: Number of shares outstanding prior to exercise	19
n: Number of shares issued	6

Theoretical ex-rights value per share:	
[(PA x N) + (PE x n)] / (N + n)	**10.05**
Adjustment factor:	
Theoretical exright value per share / PA	**0.9601**

EPS "as reported" (euros)

QUARTER	2001	2002	2003
FIRST	0.14	0.16	0.19
SECOND	0.16	0.18	0.21
THIRD	0.10	0.15	0.19
FOURTH	0.14	0.13	0.19
TOTAL	**0.53**	**0.62**	**0.78**

DPS "as reported" (euros)

2001	2002	2003
0.19	**0.19**	**0.21**

Multiplying by adjustment factor

Adjusted EPS (euros)

QUARTER	2001	2002	2003
FIRST	0.14	0.15	0.18
SECOND	0.15	0.17	0.20
THIRD	0.09	0.15	0.18
FOURTH	0.13	0.13	0.18
TOTAL	**0.51**	**0.60**	**0.75**

Adjusted DPS (euros)

2001	2002	2003
0.18	**0.18**	**0.20**

1) EPS and DPS adjusted in previous years for the rights issue carried out in April 2004 in accordance with IAS 33, available at: http://europa.eu.int/eur-lex/lex/JOHtml.do?uri=OJ:L:2003:261:SOM:EN:HTML




CORPORACIÓNMAPFRE

CORPORACIÓN MAPFRE: Computation of EPS and DPS 2004 (1)

Earnings per share

(Net profit / weighted average number of shares)

53,364,483 : **1 Jan - 13 April** : (103/365) x (No shares as at 31 Dec 2003 / adjustment factor)
171,484,890 : **14 April - 31 Dec:** (262/365) x (No of shares as at 31 Dec 2004)
224,849,373 : **Weighted average adjusted shares**

2004 Net profit of CORPORACIÓN MAPFRE: **182.9**

EPS 2004: 0.81 euros



Dividend per share

	18-Mar	19-Nov
Dividend	0.10	0.15
Adjustment factor	0.96	---
	0.096	0.150

DPS 2004: 0.246 euros

1) In accordance with IAS 33, available at: http://europa.eu.int/eur-lex/lex/JOHtml.do?uri=OJ:L:2003:261:SOM:EN:HTML



MAPFRE:
Spanish distribution network - 2004



GALICIA
207
39
ASTURIAS
65
18
CANTABRIA
49
22
BASQUE COUNTRY
132
22
NAVARRA
47
6
CATALONIA
391
215
CASTILE AND LEON
191
66
LA RIOJA
17
5
ARAGÓN
79
23
BALEARIC ISLANDS
44
23
MADRID
203
1.014
C. VALENCIANA
329
99
CASTILE LA MANCHA
221
134
EXTREMADURA
112
21
MURCIA
67
18
ANDALUSIA
498
130
CANARY ISLANDS
130
23
4
6
CEUTA
MELILLA
2
0
SISTEMA MAPFRE: 2,788
CAJA MADRID: 1,884

CORPORACIÓN MAPFRE:
Expense and loss ratio


CORPORACIÓNMAPFRE

COMPANY	GROSS EXPENSE RATIO (%)(1) 2001	2002	**2003**	GROSS LOSS RATIO (%)(2) 2001	2002	**2003**	COMBINED RATIO (%)(3) 2001	2002	**2003**
MAPFRE SEGUROS GENERALES (4)	30.2%	30.2%	**29.0%**	61.9%	64.0%	**62.5%**	92.2%	95.1%	**93.3%**
MAPFRE INDUSTRIAL	19.8%	21.1%	**20.6%**	65.9%	60.3%	**59.9%**	93.2%	93.0%	**91.1%**
MAPFRE CAUCION Y CREDITO (5)	27.5%	26.2%	**22.8%**	69.8%	60.8%	**56.0%**	102.1%	85.3%	**68.0%**
MUSINI, S.A.	---	---	**6.8%**	---	---	**79.6%**	---	---	**77.2%**
MAPFRE CAJA SALUD	17.0%	17.0%	**16.9%**	80.4%	80.6%	**82.5%**	97.4%	97.6%	**99.4%**
MAPFRE RE	31.6%	31.5%	**31.5%**	57.0%	55.2%	**52.3%**	98.3%	92.5%	**91.8%**
MAPFRE ASISTENCIA (5)	15.5%	17.1%	**20.0%**	74.6%	74.5%	**72.6%**	90.2%	91.3%	**92.1%**
MAPFRE AMERICA	32.1%	28.9%	**29.2%**	69.3%	59.8%	**58.7%**	112.5%	102.2%	**99.2%**
CORPORACION MAPFRE (Cons.)	28.5%	26.5%	**24.9%**	66.0%	62.6%	**63.5%**	101.3%	96.5%	**94.3%**



1) (Acquisition expenses + administration expenses + profit sharing and returns – other technical income + other technical expenses)/Gross premiums earned
2) (Gross claims incurred + variation of other technical reserves)/Gross premiums earned.
3) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses)/Net premiums earned.
4) Excluding its subsidiary MAPFRE INDUSTRIAL.
5) Given the importance of services activities for these subsidiaries, their expense ratios are adjusted to include the net other non-technical income.



CORPORACIÓN MAPFRE: Consolidated balance sheet


CORPORACIÓNMAPFRE



	2000	2001	2002	2003	**2004**	%04/03
ASSETS						
Uncalled Share Capital	0.9	---	---	---	---	---
Fixed Assets	76.3	90.8	93.9	91.4	195.9	114.3%
Investments	7,985.5	10,260.3	11,558.1	14,736.5	16,066.0	9.0%
Consolidation goodwill	290.7	415.2	403.4	456.4	343.8	-24.7%
Investments on account of policyholders assuming risk	509.7	739.4	574.7	446.1	361.1	-19.1%
Participation by reinsurance in technical reserves	409.0	477.7	526.4	1,041.3	1,166.4	12.0%
Credits, other assets and accruals	1,933.2	2,037.3	2,081.2	2,302.7	2,873.2	24.8%
TOTAL ASSETS	**11,205.3**	**14,020.7**	**15,237.7**	**19,074.4**	**21,006.4**	10.1%
LIABILITIES						
Shareholders' Equity	1,120.8	1,161.9	1,076.9	1,088.5	1,671.3	53.5%
Minority interests	607.0	649.2	624.3	675.7	731.4	8.2%
Negative difference on consolidation	4.0	3.0	2.9	3.0	3.1	3.3%
Deferred income	7.0	21.0	14.7	9.4	13.4	42.6%
Technical reserves	8,032.3	9,943.2	11,433.5	14,883.6	16,180.9	8.7%
- Life	5,695.9	7,163.0	8,671.4	11,133.5	11,791.6	5.9%
- Non Life	2,336.4	2,780.2	2,762.1	3,750.1	4,389.3	17.0%
Technical reserves when inv. risk is assumed by policyholders	509.7	739.4	574.7	446.1	361.1	-19.1%
Reserves for risks and expenses	70.6	105.0	96.9	111.5	111.5	0.0%
Deposits received on ceded reinsurance	69.5	79.2	93.9	112.1	147.7	31.8%
Debts and accrued liabilities	784.4	1,318.8	1,319.9	1,744.5	1,786.0	2.4%
TOTAL LIABILITIES	**11,205.3**	**14,020.7**	**15,237.7**	**19,074.4**	**21,006.4**	10.1%

Million euros



CORPORACIÓN MAPFRE:
Consolidated investments breakdown

	2000	2001	2002	2003	**2004**
FIXED-ASSETS	535	567	514	528	639
EQUITY	161	173	143	201	304
FIXED-INCOME SECURITIES	5,585	7,610	9,217	11,411	12,970
INVESTMENT FUNDS	539	605	587	700	759
OTHER INVESTMENTS	1,165	1,305	1,097	1,897	1,394
TOTAL	7,986	10,260	11,558	14,737	16,066


100%
80%
60%
40%
20%
0%
2000
2001
2002
2003
2004
FIXED-ASSETS
FIXED-INCOME SECURITIES
OTHER INVESTMENTS
EQUITY
INVESTMENT FUNDS



Million euros



CORPORACIÓN MAPFRE:
Return to shareholders

CORPORACIÓN MAPFRE





0.49
0.51
0.60
0.75
0.81
9.1%
8.4%
10.1%
13.0%
13.3%
0.18
0.18
0.18
0.20
0.25
3.3%
2.4%
2.5%
2.1%
2.4%
2000
2001
2002
2003
2004
EPS (1)
Dividend per share
ROE (1)
Dividend Yield

(1) EPS and DPS adjusted in previous years for the rights issue carried out in April 2004 in accordance with IAS 33. See page 75

(2) Result net of taxes and minorities/ average shareholders' equity

Figures in euros (except ROE and dividend yield)



MAPFRE INVERSIÓN:
Key figures



	2002	2003	**2004**	% 04/03
- Fixed Income	348.7	437.9	**421.3**	-3.8%
- Equity	172.1	185.5	**178.2**	-3.9%
- Balanced	739.4	849.4	**908.4**	6.9%
- Guaranteed	519.7	633.1	**762.0**	20.4%
- Money Market	51.6	48.8	**41.1**	-15.8%
Total Mutual Funds	1,831.5	2,154.7	**2,311.0**	7.3%
Managed Portfolios	137.2	186.0	**337.1**	81.2%
Pension Funds (1)	679.3	853.0	**1,034.8**	21.3%
Total AUM	2,648.0	3,193.7	**3,682.9**	15.3%
Total Clients				
- Mutual Funds	1.1%	1.1%	**1.2%**	---
- Pension Funds (2)	2.7%	2.7%	**2.8%**	---
Rank				
- Mutual Funds	16	16	**16**	---
- Pension Funds (2)	9	9	**9**	---
Pretax results	25.2	26.6	**30.4**	14.3%

1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to 733.7, 704.3 y 663.8 million euros in 2004, 2003 and 2002, respectively.

2) Market share and ranking data include defined benefit plans.

Million euros



MAPFRE AMÉRICA:
Premiums by business line (%) - 2004

COMPANY	MOTOR	OTHER NON-LIFE	LIFE BURIAL	HEALTH AND ACCIDENTS	TOTAL
MAPFRE ARGENTINA	39%	45%	0%	16%	100%
MAPFRE VERA CRUZ (BRAZIL)	67%	33%	0%	0%	100%
MAPFRE S.G. CHILE	20%	80%	0%	0%	100%
MAPFRE S.G. COLOMBIA	56%	44%	0%	0%	100%
LA CENTRO AMERICANA (EL SALVADOR)	13%	44%	35%	8%	100%
MAPFRE TEPEYAC (MEXICO)	61%	17%	9%	13%	100%
MAPFRE PARAGUAY	50%	45%	5%	0%	100%
MAPFRE PERU	35%	55%	0%	10%	100%
MAPFRE USA (PUERTO RICO)	43%	43%	1%	13%	100%
MAPFRE URUGUAY	50%	50%	0%	0%	100%
MAPFRE LA SEGURIDAD (VENEZUELA)	30%	21%	2%	48%	100%





MAPFRE RE:
Premiums breakdown

BY REGION

2004


USA
7%
OTHER
5%
LATIN AMERICA
17%
SPAIN
44%
EUROPE
27%

2003


USA
9%
ROW
3%
LATIN AMERICA
14%
SPAIN
46%
EUROPE
28%

BY CEDENT


MAPFRE
41%
OTHER
59%


MAPFRE
42%
OTHER
58%





MAPFRE RE:
Premiums breakdown

BY TYPE OF BUSINESS

2004


FACULTATIVE
8%
NON
PROPORTIONAL
17%
PROPORTIONAL
75%

2003


FACULTATIVE
9%
NON
PROPORTIONAL
15%
PROPORTIONAL
76%



BY BRANCH OF BUSINESS


OTHER
9%
LIFE AND
ACCIDENTS
11%
MOTOR
6%
MARINE AND
TRANSPORT
6%
PROPERTY
68%


OTHER
10%
LIFE AND
ACCIDENTS
8%
MOTOR
7%
MARINE AND
TRANSPORT
6%
PROPERTY
69%







Provisional calendar for the year 2005



09/02/05	Release of year 2004 results
09/02/05	Analysts' presentation, year 2004 results - Madrid
10/02/05	Analysts' presentation, year 2004 results - London
26/02/05	Annual General Meeting
27/04/05	Release of first quarter 2005 interim results
27/04/05	Analysts' presentation, first quarter 2005 interim results - Madrid
28/04/05	Analysts' presentation, first quarter 2005 interim results - London
21/07/05	Release of third quarter 2005 interim results
27/10/05	Analysts' presentation, third quarter 2005 interim results – Madrid
28/10/05	Analysts' presentation, third quarter 2005 interim results – London

Dates may be subject to changes



Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211



Marisa Godino Alvarez
Secretary
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



Disclaimer



This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.





MAPFRE

PRESS RELEASE

MAPFRE ACHIEVED REVENUES OF €10,831 MILLION AND A GROSS PROFIT OF €784 MILLION

CORPORACIÓN MAPFRE, THE LISTED HOLDING COMPANY OF THE GROUP, INCREASED ITS NET PROFIT BY 29.4%

1. The Group achieved a gross profit of €784 million as of December 2004

MAPFRE achieved as of December 2004 total operating revenues of €10,831 million, a 14.3% increase, of which €8,919 million corresponded to insurance and reinsurance premiums, which grew 17.5%. This positive development was characterised by the following factors:

- Organic premiums growth above market average across most countries and business lines, and particularly in Spain where it was equal to 14% not including acquisitions.

- The integration of MUSINI and MUSINI VIDA, which were acquired in 2003 and consolidated in the accounts from the fourth quarter of that year.

The gross profit was €784 million, increasing by 22.1%, and profit after tax reached 550 million, up 23.1% over the same period of fiscal year 2003. Of this net result, €184 million are attributable to minority interests, and the remaining €366 million to MAPFRE MUTUALIDAD, which therefore increased its profit by 22.6%.

Funds under management in Life insurance and Savings products amounted to €16,233 million, increasing by over 7% with respect to the previous year.



MAPFRE

PRESS RELEASE

2. CORPORACIÓN MAPFRE increased its net profit by 29,4%

CORPORACION MAPFRE, the holding company for most Group subsidiaries that is listed on the Stock Exchange, today filed with the CNMV the report on its results for the second half of 2004, which likewise show a very favourable development. Its consolidated profit before tax and minority interest for fiscal year 2004 was €403 million, and its net attributable profit was €183 million, a 29.4% increase over the previous year.

The subsidiaries of CORPORACIÓN MAPFRE which carry out their activities primarily in Spain, that are grouped under MAPFRE – CAJA MADRID Holding de Entidades Aseguradoras, achieved a premiums volume of €4,257 million, a 24% increase, and a gross consolidated profit (before taxes and minority interests) of €275 million, a 18% increase. It is worth noting the growth in direct Non-Life insurance premiums, which reached €2,377 million increasing by 34%, while Life premiums grew 15%.

The subsidiaries of CORPORACIÓN MAPFRE which carry out their activities abroad recorded a positive evolution of their businesses and significant growth in their premiums in local currency and in their profits: MAPFRE AMÉRICA obtained a net profit of €48.5 million, a 28% increase over 2003; the net profit of international reinsurer MAPFRE RE reached €41.1 million, growing 41%; and MAPFRE ASISTENCIA made a net profit of €4.6 million, 23% larger than in the previous year.

The Board of Directors of CORPORACIÓN MAPFRE will propose to the Annual General Meeting of Shareholders the payment of a dividend of €0.27 per share, equivalent to a 28.5% increase with respect to the previous year, of which €0.15 were already distributed in November 2004.

Madrid, 9 February 2005
Should you need further information, please contact MAPFRE, Dirección de Comunicación (phone +34-91-581-22 16, fax +34-91-581-83 82, e-mail ndelolm@mapfre.com).

SISTEMA MAPFRE FINANCIAL INFORMATION AS AT 31 DECEMBER 2004

1. MAPFRE MUTUALIDAD Consolidated Profit and Loss Account

ITEM	Million euros		% Var.
	2004	2003	04 / 03
Non-Life technical account			
Gross written and accepted premiums	6,713.4	5,712.5	17.5
Unearned premiums and claims reserve	(436.9)	(303.2)	44.1
Claims	(4,226.9)	(3,648.8)	15.8
Acquisition expenses	(1,012.9)	(854.7)	18.5
Other technical expenses (*)	(352.7)	(374.7)	(5.9)
Result, ceded and retroceded reinsurance	(283.7)	(261.5)	8.5
Investment income and expenses	233.6	291.5	(19.9)
Result, Non-Life technical account	**633.9**	**561.1**	**13.0**
Life technical account			
Gross written and accepted premiums	2,205.4	1,876.70	17.5
Unearned premiums and claims reserve	(25.8)	(1.60)	-
Claims and variation in mathematical reserves	(2,490.7)	(2,117.70)	17.6
Acquisition expenses	(174.3)	(154.90)	12.5
Other technical expenses	(85.8)	(69.00)	24.3
Result, ceded and retroceded reinsurance	5.1	(4.90)	-
Investment income and expenses	671.0	580.50	15.6
Result, Life technical account	**104.9**	**109.1**	**(3.8)**
Result of the technical account	**738.8**	**670.2**	**10.2**
Result of the non technical account	**0.6**	**(64.2)**	**-**
PROFIT BEFORE TAXES AND MINORITY INTERESTS	**739.4**	**606.0**	**22.0**
Taxes	(189.8)	(159.6)	18.9
PROFIT AFTER TAXES	**549.6**	**446.4**	**23.1**

(*) variation oin equalisation reserves

2. CORPORACION MAPFRE Consolidated Results

COMPANIES	Million euros		% Var.
	2004	2003	04 / 03
MAPFRE CAJA MADRID HOLDING subsidiaries			
MAPFRE VIDA	146.2	123.7	18.2
MAPFRE SEGUROS GENERALES	97.8	84.2	16.2
MAPFRE EMPRESAS (1)	79.4	40.3	97.0
MAPFRE CAJA SALUD	9.3	14.5	(35.9)
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	75.9	52.0	46.0
MAPFRE RE	63.7	42.2	50.9
MAPFRE ASISTENCIA	8.4	7.2	16.7
MAPFRE INMUEBLES	9.4	9.1	3.3
TOTAL SUBSIDIARIES	**490.1**	**373.2**	**31.3**
Amortisation of goodwill, adjustments and others	(86.7)	(52.6)	64.8
PROFIT BEFORE TAX AND MINORITY INTERESTS	**403.4**	**320.6**	**25.8**
Taxes	(118.4)	(92.4)	28.1
PROFIT AFTER TAXES	**285.0**	**228.2**	**24.9**
MINORITY INTERESTS	(102.0)	(86.9)	17.4
NET RESULT	**182.9**	**141.3**	**29.4**

(1) The figures of 2004 include €14 million from the sale of MUSINI VIDA, amount that has been eliminated upon consolidation